

03055167

33-51406

THE Middleton DOLL COMPANY



PrE/
12-31-02

April 4, 2003

Dear Shareholder:

On behalf of the Board of Directors and management of The Middleton Doll Company (the "Company"), we cordially invite you to attend the Annual Meeting of Shareholders of the Company, to be held at 4:00 p.m. on Thursday, May 8, 2003, in the Superior Room of the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement discuss the business to be conducted at the meeting. A copy of the Company's Annual Report on Form 10-K is also included in this booklet. At the meeting we shall report on Company operations and the outlook for the year ahead.

Your Board of Directors has nominated four persons to serve as directors, each of whom are incumbent directors. In addition, the Proxy Statement contains a proposal to approve The Middleton Doll Company 2003 Stock Option Plan and to ratify or reject the selection of Virchow, Krause & Company, LLP as the independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2003.

The Board of Directors recommends that you vote your shares for the director nominees and in favor of the proposal to approve the 2003 Stock Option Plan and to ratify the selection of Virchow, Krause & Company, LLP as the independent certified public accountants.

We encourage you to attend the meeting in person. **Whether or not you plan to attend, however, please complete, sign and date the enclosed proxy and return it in the accompanying postage-paid return envelope as promptly as possible.** This will ensure that your shares are represented at the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

Very truly yours,

THE MIDDLETON DOLL COMPANY

George R. Schonath
President and Chief Executive Officer

THE Middleton
DOLL COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 8, 2003

TO THE SHAREHOLDERS OF THE MIDDLETON DOLL COMPANY

Notice is hereby given that the Annual Meeting of Shareholders of The Middleton Doll Company (the "Company"), will be held in the Superior Room of the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin, on Thursday, May 8, 2003 at 4:00 p.m., for the purpose of considering and voting upon the following matters:

1. To elect four (4) directors, two (2) of whom will be elected by holders of the Preferred Stock, to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. To consider and act upon a proposal to approve The Middleton Doll Company 2003 Stock Option Plan.

3. To ratify or reject the selection of Virchow, Krause & Company, LLP as the independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2003.

4. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponements thereof.

The Board of Directors is not aware of any other business to come before the meeting. Shareholders of record at the close of business on March 20, 2003, are the shareholders entitled to vote at the meeting and any adjournments or postponements thereof.

By Order of the Board of Directors



George R. Schonath
President and Chief Executive Officer

Pewaukee, Wisconsin
April 4, 2003

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

THE Middleton

DOLL COMPANY

W239 N1700 Busse Road
Waukesha, Wisconsin 53188-1160

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 8, 2003

This Proxy Statement is furnished in connection with the solicitation on behalf of the Board of Directors of The Middleton Doll Company (the "Company") of proxies to be used at the annual meeting of shareholders which will be held in the Superior Room of the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin, on Thursday, May 8, 2003 at 4:00 p.m., and all adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Voting Rights and Proxy Information

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting. This proxy statement and the enclosed form of proxy are being mailed to shareholders on or about April 4, 2003.

All shares of Common Stock and Preferred Stock represented at the meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at the meeting in accordance with the instructions thereon. The shares represented by executed but unmarked proxies will be voted FOR the persons nominated for election as directors, FOR the approval of The Middleton Doll Company 2003 Stock Option Plan (the "2003 Plan"), and FOR the ratification of the selection of Virchow, Krause & Company, LLP (the "Independent Auditors") as the independent certified public accountants for the year ending December 31, 2003 and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

A majority of the shares of Common Stock, 6-2/3 cents par value (the "Common Stock"), and the Series A Adjustable Rate Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), as one class, present in person or represented by proxy and entitled to vote, shall constitute a quorum for purposes of the meeting. Abstentions and broker non-votes will be counted for purposes of determining a quorum but will not affect the vote required for approval of the election of directors or any proposal. Other than the election of directors, the approval of the 2003 Plan, and the ratification of the Independent Auditors, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of Common Stock and Preferred Stock at the close of business on March 20, 2003, are entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. Holders of Preferred Stock are entitled to vote, as a separate voting class, for the election of two (2) directors of the Company. In addition to a quorum of the shares of Common Stock and Preferred Stock, as one class, a separate quorum representing a majority of the shares of Preferred Stock shall be necessary in connection with the voting for such directors. In addition, holders of Preferred Stock are entitled to vote with holders of Common Stock, as one voting class, for the election of the remaining two (2) directors of the Company, for the approval of the 2003 Plan, and for the ratification of the Independent Auditors. On March 20, 2003, the Company had outstanding and entitled to vote

3,727,589 shares of Common Stock and 674,191 shares of Preferred Stock. The record holder of each outstanding share is entitled to one vote.

The Board of Directors would like to have all shareholders represented at the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it in the accompanying postpaid return envelope as promptly as possible. A proxy given pursuant to this solicitation may be revoked at any time before it is voted. Proxies may be revoked by: (i) duly executing and delivering to the Secretary of the Company a later dated proxy relating to the same shares prior to the exercise of such proxy, (ii) filing with the Secretary of the Company at or before the meeting a written notice of revocation bearing a later date than the proxy, or (iii) attending the meeting and voting in person (although attendance at the meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered to Susan J. Hauke, Secretary, at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160.

Proposal No. 1 – ELECTION OF DIRECTORS

At the Annual Meeting, the holders of Preferred Stock will elect, voting as a separate class, two (2) directors of the Company to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the holders of Preferred Stock otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Salvatore L. Bando and David A. Geraldson. The holders of the Common Stock and the Preferred Stock will elect, voting as one class, two (2) directors of the Company to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the shareholders otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Peter A. Fischer and George R. Schonath.

Proxies of holders of Common Stock cannot be voted for more than two (2) persons and proxies of holders of Preferred Stock cannot be voted for more than four (4) persons. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as director if elected. However, in the event that any of the nominees should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for substitute nominees selected by the Board. Directors will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors. Votes will be tabulated by inspectors of election appointed by the Board.

The following table sets forth certain information about the Board's nominees for election as directors of the Company. Except as otherwise noted, each nominee has engaged in the principal occupation or employment and held the offices shown for more than the past five years. The table provides information as of February 28, 2003, as to the age, principal occupation, background for at least the last five years and period of service as a director for each person.

Name	Director Since	Age	Principal Occupation; Office, if any, Held in the Company; Other Directorships
Salvatore L. Bando	1999	59	Retired, formerly Special Assistant to the President of the Milwaukee Brewers from September, 1999 to November, 2001. Senior Vice President of Baseball Operations for the Milwaukee Brewers from 1991 to 1999. Director of InvestorsBancorp, a bank holding company, from 1997 to 1999. Previously a director of the Company from 1980 until 1997 and an officer of the Company from 1980 until 1991.
Peter A. Fischer	1983	60	Associate Pastor of Portview Christian Center, Port Washington, Wisconsin since 1992; a former Director, and from 1981 to 1989, the President and Chief Executive

Name	Director Since	Age	Principal Occupation; Office, if any, Held in the Company; Other Directorships
			Officer of Medalist Industries, Inc. (a manufacturer of industrial and consumer products).
David A. Geraldson	1983	72	President since 1993 and prior thereto Secretary and Treasurer of Precision Gears, Inc. (a manufacturer of gears, splined shafts, speed reducers and worm gear winches).
George R. Schonath	2001	62	President and Chief Executive Officer of the Company since 1997; Chairman of the Board and Chief Executive Officer of the Company from 1983 to 1997; President, Chief Executive Officer and director of InvestorsBancorp, Inc. and InvestorsBank since they were established in 1997

All of the Company's directors will hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. There are no arrangements or understandings between the Company and any other person pursuant to which any of the Company's directors have been selected for their respective positions.

THE BOARD UNANIMOUSLY RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES THE HOLDERS OF PREFERRED STOCK TO VOTE "FOR" MESSRS. BANDO AND GERALDSON AND URGES EACH SHAREHOLDER TO VOTE "FOR" MESSRS. FISCHER AND SCHONATH. SHARES REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" ALL APPROPRIATE NOMINEES.

BOARD OF DIRECTORS

The Board has standing Compensation and Audit Committees, but does not have a nominating committee. The Compensation Committee, which presently consists of Messrs. Fischer, Geraldson, and Bando held one meeting during the year ended December 31, 2002. The Compensation Committee approves all matters relating to the compensation of the Company's directors and officers, including salary rates, participation in any incentive bonus plans, fringe benefits, and other forms of compensation, and approves the grant of stock options under the Company's 1997 Stock Option Plan and 1993 Incentive Stock Option Plan. If approved by the shareholders at the Annual Meeting, the Compensation Committee will administer the 2003 Plan.

The Audit committee, which presently consists of Messrs. Fischer, Geraldson, and Bando held three meetings during the year ended December 31, 2002. All of the members of the Audit Committee are independent (as independence is defined in the listing standards of the National Association of Securities Dealers, Inc). The Audit Committee reviews with the Company's independent auditors the plan and scope of their audit, findings and conclusions of their auditing engagement, the Company's procedures for internal auditing, the adequacy of the Company's system of internal controls and the accounting principles and policies of the Company; evaluates the independence of the independent auditors and the quality of the professional services provided by the independent auditors and recommends to the Board the engagement, continuation or discharge of the independent auditors. The Board of Directors has adopted a written charter for the Audit Committee.

The Board held four (4) meetings during the year ended December 31, 2002. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which he served.

Directors who are not Company employees were paid an annual retainer fee of $10,000 plus a $1,000 fee for each meeting of the Board. The Audit committee directors were reimbursed $1,000 for one audit committee meeting and $500 for each of the two remaining audit committee meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock at February 28, 2003, by each person known by the Company to be the beneficial owner of more than five (5) percent of the outstanding Common Stock, by each director or nominee, by each executive officer named in the Summary Compensation Table set forth below, and by all directors and executive officers of the Company as a group. Except as of otherwise indicated, the named individuals have sole power to vote and dispose of such shares. Additionally, two of the directors named below own Preferred Stock in the Company. At February 28, 2003, Salvatore L. Bando owned 765 shares and David A. Geraldson owned 1,000 shares of Preferred Stock.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percent Of Class
George R. Schonath	207,722	(3)	5.6%
Salvatore L. Bando	176,260	(4)	4.7%
Peter A. Fischer	33,033	(5)	*
David A. Geraldson	47,892	(6)	1.3%
All executive officers and directors as a group (7 persons)	631,995	(7)	16.9%

* Less than one percent (1%).

(1) The address of each person identified in this table is W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160.

(2) Includes the following shares subject to stock options which were exercisable as of or within sixty (60) days of February 28, 2003: all directors and executive officers as a group, 9,900 shares. Options to purchase 203,445 shares are not included in the amounts listed in the table because they are held by Mr. Schonath's daughters' irrevocable trusts. Mr. Schonath disclaims any beneficial ownership of the options.

(3) Includes (a) 186,375 shares held by the Schonath Family Partnership for which Mr. Schonath is Managing Partner and (b) 21,347 shares held by InvestorsBank's 401(k) profit sharing plan on behalf of Mr. Schonath. Does not include (a) 60,284 shares held in irrevocable trusts for the benefit of his daughters, (b) 203,445 shares subject to stock options that are held in irrevocable trusts for the benefit of his daughters and (c) 872 shares held directly by his daughters.

(4) Includes (a) 59,818 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 9,761 shares held by InvestorsBank's 401(k) profit sharing plan on behalf of this individual.

(5) Includes (a) 11,324 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 12,257 shares held by a Keogh plan on behalf of this individual.

(6) Includes 10,747 shares held jointly with or by spouse (shared voting and dispositive power).

(7) Assumes the exercise of all options which were currently exercisable as of or exercisable within 60 days of February 28, 2003. Excludes 4,227 shares held for other employees by InvestorsBank's 401(k) profit sharing plan, for which Mr. Schonath is a trustee and may be deemed to have shared voting power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of the Common Stock to file reports of ownership with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. Such persons are also required to furnish the Company with copies of all Section 16(a) forms they file. All such reports for 2002 were timely filed.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid for the last three years to the Company's President and Chief Executive Officer. There were no other executive officers of the Company whose aggregate salary and bonus exceeded $100,000 for the year ended December 31, 2002. The person named in the table below is sometimes referred to herein as the named executive officer.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name and Principal Position	*Year*	*Salary* (1)	*Bonus*	*Other Annual Compensation*	*Restricted Stock Awards*	*Securities Underlying Option/ SARs*	*All Other Compensation*
George R. Schonath,	2002	$220,000	$ - - -	$ - - -	$ - - -	- - -	$99,077(2)
President and Chief	2001	$220,000	$ - - -	$ - - -	$ - - -	- - -	$78,979
Executive Officer	2000	$220,000	$ - - -	$ - - -	$ - - -	- - -	$68,680

(1) Includes amounts deferred under the Company's 401(k) plan.
(2) Consists of (a) $94,677 for the Company's payment to Mr. Schonath for supplemental retirement benefits and (b) $4,400 for the Company's contribution to the 401(k) profit sharing plan.

1993 Incentive Stock Option Plan

The Company has in effect the Bando McGlocklin Capital Corporation 1993 Incentive Stock Option Plan (the "1993 Plan") pursuant to which there are outstanding options to purchase an aggregate of 11,000 shares held by a vice president of the Company. No options were granted in 2002 under the 1993 Plan. As of December 31, 2002, there were 89,000 shares of Common Stock available for issuance under the 1993 Plan. The Compensation Committee does not intend to issue any additional options under the 1993 Plan. Mr. Schonath holds no options under this plan.

1997 Stock Option Plan

The Company has in effect the 1997 Plan pursuant to which there are outstanding options to purchase an aggregate of 203,445 shares. The options were originally granted to George R. Schonath in 1997 and subsequently gifted by him to his daughters' irrevocable trusts. He holds no options under the 1997 Plan. No options were granted in 2002 under the 1997 Plan. As of December 31, 2002 there were 16,555 options available for issuance under the 1997 Plan. The Compensation Committee does not intend to issue any additional options under the 1997 Plan.

Compensation Committee Interlocks and Insider Participation

In May 2002, the Compensation Committee considered the compensation packages of Mr. George R. Schonath and Mr. Jon McGlocklin, currently a vice president of the Company. The Compensation Committee is presently composed of David A. Geraldson, Salvatore L. Bando and Peter A. Fischer. No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries except for Mr. Bando who was a former officer of the Company. Messrs. McGlocklin and Schonath do not participate in decisions regarding their respective compensation.

Compensation Committee Report

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its executive officers, including the named executive officer. The Compensation Committee determines the compensation package (including the grant of stock options pursuant to the 1997 Plan and if approved, to the 2003 Plan) to be paid to each executive officer.

Executive Compensation Policies. The Company's executive compensation program is intended to establish a relationship between compensation and the Company's business strategies as well as the Company's goal of maintaining and improving profitability and maximizing long-term shareholder value. The focus of compensation decisions is on the achievement of long-term performance objectives as opposed to the attainment of short-term, narrowly defined goals. The focus on long-term performance objectives is intended to avoid unwarranted adjustments in executive compensation based solely on short-term swings (either up or down) in the Company's markets.

In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to (a) offer competitive compensation packages in order to attract and retain key executive officers crucial to the Company's long-term success; (b) provide, on a limited basis, performance-based compensation opportunities (including equity-based awards) which allow executive officers to earn rewards for long-term strategic management and the enhancement of shareholder value; (c) establish a relationship between executive compensation and the Company's annual and long-term strategic goals; and (d) provide compensation programs which recognize and reward individual initiative and achievement.

Executive Compensation Package. As reflected under the Summary Compensation Table, the Company's executive compensation package consists primarily of salary, a payment to Mr. Schonath of supplemental retirement benefits, and, to a limited extent, bonus awards and stock option grants, as well as benefits under the employee benefits plans offered by the Company.

The Compensation Committee awarded a base salary to its Chief Executive Officer for the year ended December 31, 2002 of $220,000 and a payment of supplemental retirement benefits of $99,077. No bonus or stock options were paid or granted to Mr. Schonath for the year ended December 31, 2002.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits deductibility for federal income tax purposes of compensation in excess of $1 million paid to the Chief Executive Officer and certain executive officers unless certain requirements are met. The Compensation Committee does not believe that in the foreseeable future the annual compensation of any executive officer will be subject to the limit.

The Middleton Doll Company
Compensation Committee Members

Salvatore L. Bando
David A. Geraldson
Peter A. Fischer

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee ("Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the Independent Auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee discussed with the Independent Auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services provided by the auditors to the Company with their independence.

The Committee discussed with the Independent Auditors the overall scope and plans for their audit of the Company's consolidated financial statements. The Committee meets with the Independent Auditors, with and, as deemed advisable, without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board of Directors has accepted that recommendation) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Committee and the Board have selected, subject to shareholder ratification, the Company's Independent Auditors for fiscal year ending December 31, 2003.

The Middleton Doll Company
Audit Committee

Salvatore L. Bando
David A. Geraldson (Chairman)
Peter A. Fischer

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 1997 in (a) the total shareholder return on the Common Stock, (b) the total return of companies in the Nasdaq Stock Market Index ("Nasdaq U.S."), and (c) the total shareholder return of companies in the Nasdaq Stocks Miscellaneous Investing Index ("Nasdaq MI") consisting of a peer group of publicly-traded REITs. The total return information presented in the graph assumes the reinvestment of dividends. The graph assumes $100 was invested on December 31, 1997 in Common Stock, the Nasdaq U.S. and the Nasdaq MI.


The Middleton Doll Company
Nasdaq U.S.
Nasdaq MI
DOLLARS
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02

	12/31/97 (1)	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
The Middleton Doll Company	$ 100.00	$ 90.30	$ 97.10	$ 81.70	$ 82.40	$ 73.40
Nasdaq U.S.	$ 100.00	$ 141.00	$ 261.50	$ 157.40	$ 124.90	$ 86.30
Nasdaq MI	$ 100.00	$ 85.00	$ 97.30	$ 60.40	$ 80.80	$ 94.00

(1) As of January 1, 1997, the Company became a reporting company under the Securities Exchange Act of 1934, as amended, and its shares of common stock are traded on the Nasdaq Stock Market.

RELATED PARTY TRANSACTIONS

The Company and InvestorsBancorp, Inc., a one-bank holding company, together with its wholly-owned subsidiary, InvestorsBank, share common offices and personnel. George R. Schonath is the President and Chief Executive Officer, a director and beneficial owner of 46% of the issued and outstanding common stock of InvestorsBancorp and is a director, President and Chief Executive Officer of InvestorsBank (the "Bank"). In addition, Susan J. Hauke, Chief Financial Officer, Vice President Finance and Secretary of the Company, is Chief Financial Officer, Vice President Finance and Secretary of InvestorsBancorp and Vice President Finance and Treasurer of the Bank. Glenn A. Michaelsen, Senior Vice President of the Company, is also a Senior Vice President of InvestorsBancorp and the Bank. Jon McGlocklin, Vice President of the Company, is a director of InvestorsBancorp and the Bank. Additionally, George R. Schonath owns 1% of the voting stock of Lee Middleton Original Dolls, Inc. ("LMOD"). The Company owns the remaining 99% of LMOD.

The Company and the Bank are parties to a "Management Services and Allocation of Expenses Agreement" (the "Management Agreement") pursuant to which the Bank manages the loan portfolio of the Company, manages the Company's leased real estate, and provides additional bookkeeping, accounting and Securities and Exchange Commission ("SEC") reporting services. For the loan management services, the Company pays the Bank a fee equal to 0.25% of the principal amount of loans under management. For leased property management fees, the Company pays the Bank a fee equal to 6% of the rents collected on the Company's leased real estate. In addition, the Company reimburses the Bank for certain salary and benefits of Bank employees who spend part or all of their time on Company bookkeeping, accounting and SEC reporting matters, and pays one-half of the salary and benefits of the person who serves as receptionist for both the Bank and the Company. In 2002, the Company paid the Bank approximately $279,000 in loan management fees, approximately $172,000 in leased real estate management fees and approximately $154,000 in reimbursed employee expenses and benefits. Also, the Company and the Bank allocate certain common operating expenses between them. In 2002, the total common operating expenses were approximately $140,000, of which the Company's share was $70,000. Management believes that the fee arrangement with the Bank under the Management Agreement is comparable to what would have been charged by an unrelated third party.

In October, 2002, the Bank purchased the land and building for its main office from the Company for $2.4 million pursuant to an independent third party appraisal. Prior to that date the Bank leased space for its main offices from the Company. The rent paid by the Bank for the first ten months of 2002 under the former lease was $48,000 plus its pro rata share of real estate taxes and of the Company's occupancy expense. Under the new arrangement, the Company leases space from the Bank at an annual rent of approximately $58,000 plus its pro rata share of real estate taxes and of the Bank's occupancy expense. Management believes the terms of the lease with the Bank are on substantially the same terms and conditions as could be obtained from an unrelated third party.

The Company purchased loan participations from the Bank from time to time during 2002. Additional transactions may be expected to take place in 2003 and future years. All outstanding loans, commitments to loans, transactions and repurchase agreements and loan participations and servicing relationships, in the opinion of Management, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

In 2000, the Company loaned $2.5 million to InvestorsBancorp, Inc. pursuant to an unsecured subordinated loan maturing April 30, 2010 with quarterly interest payments at prime plus two percent. During 2002, InvestorsBancorp prepaid this loan in full.

Proposal No. 2 – APPROVAL OF THE MIDDLETON DOLL COMPANY 2003 STOCK OPTION PLAN

General

On February 19, 2003, the Board of Directors adopted The Middleton Doll Company 2003 Stock Option Plan. The purpose of the plan is to promote the best interests of the Company, its subsidiaries and its shareholders (a) by encouraging and providing for the acquisition of an equity interest in the Company by officers and key employees and (b) by enabling the Company and its subsidiaries to attract and retain the services of officers and key employees upon whose judgment, interest, skills, and special efforts the successful conduct of the successful conduct of the operations of the Company and its subsidiaries is largely dependent. The Board believes that the plan is in the best interest of the Company, its subsidiaries and its shareholders.

Description of Plan

The following summary description of the plan is qualified in its entirety by reference to the full text of the plan, which is attached to this Proxy Statement as Appendix A.

Administration. A committee of the Company is to administer the plan. The committee must consist of not less than two directors, each of whom qualifies as a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and is also considered an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Company intends to have its Compensation Committee administer the plan. The Board chooses which directors will serve on the Compensation Committee.

The committee has full power and authority to interpret and administer the plan and any stock option agreements under the plan, except that the committee may not directly or indirectly decrease the exercise price for any outstanding option granted under the plan after the date of grant. The committee also has full power and authority (a) to establish, amend, suspend or waive any rules and regulations related to the plan, (b) to appoint agents that it deems appropriate to administer the plan, and (c) to make any other determination and take any other action that it deems necessary or desirable to administer the plan. The committee's decisions and determinations under the plan may be selective among the participants. In all cases, the committee is to make determinations under the plan that are consistent with the exemption for performance-based compensation provided by Section 162(m) of the Internal Revenue Code.

Eligible Participants. Participants in the plan will consists of officers (approximately six officers are currently eligible to be designated to participate) and other key employees (approximately 102 employees are currently eligible to be designated to participate) of the Company and its subsidiaries. The committee will from time to time designate those officers and other key employees to participate in any given year. The committee's designation of a participant in any year does not require the committee to designate that person to receive a benefit in any other year.

Stock Option Grants Under the Option Plan; Available Shares. The plan permits the grant of only "nonqualified stock options", stock options that do not meet the requirements of Section 422 of the Internal Revenue Code. The committee has authority to determine the number of stock options to be granted, including any other terms and conditions of such grant. Subject to adjustment to prevent dilution as described below, the plan provides that the Company may issue up to 250,000 shares of Common Stock upon the exercise of stock options granted under the plan.

In general, if any shares of Common Stock covered by a stock option granted under the plan are forfeited or otherwise terminate, expire or are canceled prior to delivery, then these shares will again be available for purpose of the plan. Any shares delivered by a participant to the Company pursuant to the exercise of a stock option (whether to pay the exercise price or to satisfy tax withholding obligations) may be subject to new stock options under the plan. The shares to be delivered under the plan may consist of authorized but unissued Common Stock or treasury shares of Common Stock.

Term of Stock Options; Individual Limits on Grants. The stock option price per share of Common Stock will be fixed by the committee, but will not be less than 100% of the fair market value on the date the option is granted. The committee will determine the expiration date of each stock option, but such expiration date will not be later than ten years after the date of grant. Subject to adjustment to prevent dilution as described below, the plan provides that no participant may be granted stock options covering more than 85,000 shares of Common Stock in any single fiscal year.

Limits on Transferability. Stock options granted under the plan are not transferable other than by will or the laws of descent and distribution, except that the committee may allow option holders the right to transfer options.

Stock Option Agreement; Rights of Option Holders. Each stock option agreement will be evidenced by a stock option agreement between the participant and the Company. The stock option agreement will specify the option price, the vesting of the option, the duration of the option, the number of shares subject to the option and any other provisions that the committee determines to include in the option agreement.

An option holder does not have any rights as a shareholder with respect to any shares of Common Stock subject to any stock option until the date (a) the option has been exercised, (b) the shares have been fully paid, (c) a stock certificate has been issued to the participant and (d) the participant's name has been recorded on the Company's shareholder ledger as the record holder of the shares.

Amendment and Termination. The plan provides that it will remain in effect until all shares reserved for issuance under the plan have been issued, subject to early termination by the Board as described below. Termination of the plan will not affect the rights of participants under stock options previously granted to them. All unexpired stock options will continue until, by their own terms and conditions, they lapse or terminate. The authority of the committee to amend, alter, adjust, suspend, discontinue or terminate a granted stock option, or to waive any conditions or restrictions with respect to a granted option, will continue past the termination of the plan, as will the authority of the Board to amend the plan.

The plan provides that the Board may amend, alter, suspend, discontinue or terminate the plan, except that shareholders must approve any amendment of the plan if their approval is required (a) by the Internal Revenue Code, (b) the listing requirements of the principal national securities exchange, national association or over-the-counter market on which the Common Stock is traded or (c) any other applicable law. The committee may also amend the plan, as long as it reports the amendment to the Board. As discussed below in more detail, neither the Board nor the committee may directly or indirectly decrease the exercise price for any outstanding option granted under the plan after the date of grant.

Adjustments. If the committee determines that a certain corporate transaction (which could include among other things a dividend or other distribution, recapitalization, stock split, reorganization, merger, repurchase, exchange of shares, issuance of warrants or other rights to purchase shares or other Company securities, or other similar corporate transactions) affects the shares such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended to be made available under the plan, then the committee may, in such manner as it may deem equitable, adjust: (a) the number of shares of Common Stock subject to the plan, (b) the number of shares of Common Stock subject to outstanding stock options and (c) the grant, purchase or exercise price of any stock option. At the committee's option, in lieu of making an adjustment described above, the committee may also make provision for a cash payment to an option holder.

Repricing. The plan provides that neither the committee nor the Board may: (a) decrease the exercise price for any outstanding stock option granted under the plan after the date of grant or (b) allow a participant to surrender an outstanding option granted under the plan to the Company as consideration for the grant of a new option with a lower exercise price.

Change of Control; Cash Payment for Stock Options. Upon a Change in Control (as that term is defined in the plan), the Board in its discretion may take one or more of the following actions: (a) provide for the acceleration of any time period relating to the exercise of the stock option; (b) provide for the purchase of the stock option for an amount of cash or other property that could have been received upon the exercise of the stock option had the option been currently exercisable or payable; (c) adjust the terms of the stock option in the manner determined by the Board to reflect the Change of Control; (d) cause the stock option to be assumed, or new right substituted for the stock option, by another entity; or (e) make such other provision as the Board may consider equitable and in the best interests of the Company.

Tax Withholding. The Company may withhold the amount of any tax attributable to any shares of Common Stock deliverable under the plan, after giving the participant notice as far in advance as practicable. The committee may allow an option holder to satisfy the withholding tax requirements relating to a stock option exercise by electing to have the Company withhold shares of Common Stock otherwise issuable, by tendering back shares of Common Stock received in the transaction or by delivering to the Company shares of Common Stock, in each case with a fair market value equal to the amount required to be withheld.

Certain Federal Income Tax Consequences

The grant of a stock option under the plan creates no income tax consequences to the employee or the Company. An employee who is granted a stock option under the plan will generally recognize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the employee. A subsequent disposition of the Common Stock will give rise to capital gain or loss for the participant to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the Common Stock on the date of exercise. This capital gain or loss will be a long-term capital gain or loss if the Common Stock has been held for more than one year from the date of exercise.

The above description of tax consequences under federal law is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

New Option Plan Benefits

Set forth below is certain information regarding stock options awarded under the plan, subject to shareholder approval. All options were granted on February 19, 2003, at an exercise price of $4.72 per share, the fair market value of the shares of common stock on the date of grant.

New Plan Benefits	
Name and Position	**Number of Shares**
George R. Schonath, President and Chief Executive Officer	0
Executive Group	75,000
Non-Executive Director Group	0
Non-Executive Officer Employee Group	40,900
Total	115,900

The Company cannot currently determine the number of stock options that may be granted to participants under the plan in the future. Such determinations will be made from time to time by the committee. On March 21, 2003, the closing price per share of the Common Stock on the Nasdaq Stock Market was $4.10.

Equity Compensation Plan Information

Set forth below is information with respect to the Company's equity compensation plans as of December 31, 2002.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
	(a)	(b)	(c)
Equity compensation plans approved by security holders	214,445	$10.37	105,555 *
Equity compensation plans not approved by security holders	0	0	0
Total	214,445	$10.37	105,555

* The Compensation Committee does not intend to issue any further options under its 1993 and 1997 Plans which are the only plans reflected in the above table.

Vote Required To Approve the 2003 Plan

The vote necessary to approve the 2003 Plan is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the approval of the 2003 Plan, abstains from voting thereon, or constitutes a broker non-vote with respect thereto). Assuming a quorum is present, abstentions and broker non-votes will not affect the vote required to approve the 2003 Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE 2003 PLAN. SHARES REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE 2003 PLAN.

Proposal No. 3– RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has appointed the firm of Virchow, Krause & Company, LLP as independent auditors to audit the books, records, and accounts of the Company and its subsidiaries for the year ending December 31, 2003, and proposes that the shareholders ratify such appointment. Virchow, Krause & Company, LLP acted as independent auditors for the years ended December 31, 2002 and 2001. A representative of Virchow, Krause & Company, LLP is expected to attend the Annual Meeting, and will have the opportunity to make a statement and will be available to respond to appropriate questions.

The vote necessary to ratify the appointment of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker non-vote with respect thereto). Assuming a quorum is present, abstentions and broker non-votes will not affect the vote required to ratify the appointment of Virchow, Krause & Company, LLP as independent auditors.

Audit Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2002 and the review of the financial statements included in the Company's Forms 10-Q were $100,486.

Financial Information Systems Design and Implementation Fees

The fees billed by Virchow, Krause & Company, LLP for professional services rendered in connection with financial systems design and implementation for the fiscal year ended December 31, 2002 were $1,520.

All Other Fees

The fees billed by Virchow, Krause & Company, LLP for consulting services for the fiscal year ended December 31, 2002 were $16,509.

The Audit Committee took into consideration whether the providing of services described above under "Financial Information Systems Design and Implementation Fees" and "All Other Fees" was compatible with maintaining the independence of Virchow, Krause & Company, LLP.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF VIRCHOW, KRAUSE & COMPANY, LLP AS INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2003.

Proposal No. 4 – Other Matters

The matters in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, the individuals named in the accompanying Proxies will vote on them, in accordance with their best judgment exercising the authority conferred thereby.

MISCELLANEOUS

Shareholder Proposals

Any proposals of shareholders intended to be presented at the 2004 Annual Meeting of Shareholders must be received by the Secretary of the Company at its principal executive offices at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160, on or before December 5, 2003, to be considered for inclusion in the Company's Proxy Statement and proxy relating to such meeting. Additionally, if the Company receives notice of a shareholder proposal after February 19, 2004, the persons named in the proxies solicited by the Board of Directors for the 2004 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Solicitation Expenses

The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to be beneficial owners of Common Stock. In addition to solicitation by mail, directors, officers and regular employees of the Company and/or the Bank may solicit proxies personally or by telegraph or telephone without additional compensation.

BY ORDER OF THE BOARD OF DIRECTORS

George R. Schonath
President and Chief Executive Officer

Pewaukee, Wisconsin
April 4, 2003

THE MIDDLETON DOLL COMPANY
2003 STOCK OPTION PLAN

Section 1. Purpose

The purpose of The Middleton Doll Company 2003 Stock Option Plan (the "Plan") is to promote the best interests of The Middleton Doll Company, a Wisconsin corporation (together with any successor thereto, the "Company"), its subsidiaries and shareholders by encouraging and providing for the acquisition of an equity interest in the Company by officers and key employees and by enabling the Company and its subsidiaries to attract and retain the services of officers and key employees upon whose judgment, interest, skills, and special effort the successful conduct of the operations of the Company and its subsidiaries is largely dependent.

Section 2. Effective Date

The Plan shall become effective on February 19, 2003, subject to the approval of the Plan by the shareholders of the Company at the Company's 2003 Annual Shareholders Meeting. To the extent that any stock options are granted under the Plan prior to its approval by shareholders, the grants shall be contingent on approval of the Plan by the shareholders of the Company.

Section 3. Administration

A committee (the "Committee") of the Company's Board of Directors (the "Board") shall administer the Plan. The Committee shall consist of not less than two directors, each of whom shall qualify as a "non-employee director" within the meaning of Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as an "outside director" under Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provisions thereto. If at any time the Committee shall not be in existence, the Board shall administer the Plan.

Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to (a) interpret and administer the Plan and any instrument or agreement relating to, or made under, the Plan; (b) establish, amend, suspend or waive any rules and regulations related to the Plan and appoint any agents that it deems appropriate for the proper administration of the Plan; and (c) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. The Committee's decisions and determinations under the Plan need not be uniform and may be made selectively among participants, whether or not they are similarly situated. A majority of the members of the Committee shall constitute a quorum and all determinations of the Committee shall be made by a majority of its members. The Committee may make any determination under the Plan without notice or meeting of the Committee by a writing signed by a majority of the Committee members.

Section 4. Eligibility and Participation

The Committee, in its discretion, may designate from time to time officers and other key employees of the Company and its subsidiaries to participate in the Plan. The Committee shall consider such factors as it deems appropriate in selecting participants and in determining the amount of their respective benefits. The Committee's designation of a participant in any year shall not require the Committee to designate such person to receive a benefit in any other year.

Section 5. Stock Subject to Plan

5.1. Number. Subject to adjustment as provided in Section 5.3, the total number of shares of Common Stock of the Company, par value 6 2/3 cents per share (the "Stock"), which may be issued under the Plan shall be 250,000 shares. The shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Stock or Treasury Stock. Subject to adjustment as provided in Section 5.3, no participant shall be granted stock options in any single fiscal year of the Company for more than 85,000 shares of Stock. In all cases, determinations under this Section 5 shall be made in a manner that is consistent with the exemption for performance-based compensation provided by Section 162(m) of the Code (or any successor provision thereto) and any regulations promulgated thereunder.

5.2. Unused Stock: Unexercised Rights. If, after the effective date of the Plan, any shares of Stock covered by a stock option granted under the Plan, or to which any stock option relates, are forfeited or if a stock option otherwise terminates, expires, or is canceled prior to the delivery of all of the shares of Stock or of other consideration issuable or payable pursuant to such stock option, then the number of shares of Stock counted against the number of shares available under the Plan in connection with the grant of such stock option, shall again be available for the granting of additional stock options under the Plan. In the event the exercise price of a stock option or tax withholding obligations respecting such stock option are paid in whole or in part through the delivery (or withholding) of shares of Stock, the shares delivered (or withheld) in payment of such exercise price or withholding tax obligations may be subject to new options under this Plan.

5.3. Adjustment in Capitalization. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Stock or other securities of the Company, issuance of warrants or other rights to purchase Stock or other securities of the Company, or other similar corporate transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee may, in such manner as it may deem equitable, adjust any or all of the (a) number of shares of Stock subject to the Plan (including the individual limits described in Section 5.1) and which thereafter may be made the subject of stock options under the Plan; (b) the number of shares of Stock subject to outstanding stock options; and (c) the grant, purchase or exercise price with respect to any stock option; or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding stock option in lieu of any of the foregoing adjustments; *provided, however*, that the number of shares of Stock subject to any stock option shall always be a whole number.

Section 6. Term of Plan

The Plan shall remain in effect until all shares reserved for issuance hereunder have been issued, subject to earlier termination by the Board pursuant to Section 11.1. However, unless otherwise expressly provided in the Plan or in an applicable option agreement, any stock option theretofore granted may extend beyond such date and, to the extent set forth in the Plan, the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such stock option, or to waive any conditions or restrictions with respect to any such stock option, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 7. Stock Options

7.1. Grant of Options. Options may be granted to participants at any time and from time to time as shall be determined by the Committee. Subject to the limits of Section 5.1 and Section 7.2, the Committee shall have complete discretion in determining the number, terms and conditions of options granted to a participant. All options granted shall be non-qualified stock options.

7.2. Non-qualified Stock Options. Non-qualified stock options will be exercisable at purchase prices of not less than One Hundred percent (100%) of the Fair Market Value of the Stock on the business day immediately prior to the grant date. Non-qualified stock options will be exercisable as determined by the Committee over not more than ten (10) years after the date of grant and shall terminate at such time as the Committee shall determine.

7.3. Option Agreement. Each option granted under the Plan shall be evidenced by an option agreement that shall be signed by the participant and an appropriate officer of the Company. The option agreement shall specify the option price, the vesting, the duration of the option, the number of shares of Stock to which the option pertains and such other provisions as the Committee shall determine (including, without limitation, non-compete, confidentiality or other similar provisions or provisions relating to transfer).

7.4. Fair Market Value. The "Fair Market Value" of the Stock shall be determined by such methods or procedures as shall be established from time to time by the Committee; *provided, however*, that the Fair Market Value shall not be less than the par value of the Stock; and *provided further*, that (a) if the Stock is traded on the over-the-counter market, then the Fair Market Value shall be the closing sale price for the Stock in the over-the-counter market on the measurement date (or if there was no sale of the Stock on such date, on the immediately preceding date on which there was a sale of the Stock), as reported by the National Association of Securities Dealers Automated Quotation System (or any successor), or (b) if the Stock is listed on a national securities exchange or national securities association, then the Fair Market Value shall be the closing sale price for the Stock on the Composite Tape on the measurement date.

7.5. Payment. The Committee shall determine the methods and the forms for payment of the purchase price of stock options, including (a) by delivery of cash or previously owned shares of Stock or other securities of the Company having a then Fair Market Value equal to the purchase price of such shares; or (b) by delivery (including by means of a facsimile transmission) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Stock and deliver the sale or margin loan proceeds directly to the Company to pay the purchase price; *provided* that in no event shall the shares of Stock to be issued upon the exercise of the stock options be transferred to the participant, nor shall the participant's name be recorded on the Company's shareholder ledger as the holder of record of such shares, until the Company has received payment in full for such shares, including the payment of any tax attributable to the shares to be delivered (as provided in Section 12). If a facsimile transmission is used by the participant to deliver the executed irrevocable option exercise form and related materials, then the participant should mail the original executed copy of the documents to the Company promptly after sending the facsimile. Notwithstanding the foregoing provisions, the Committee may limit the ability of a participant to pay the exercise price by delivery of previously owned shares or other securities of the Company or by delivery of an executed irrevocable option exercise form (collectively, the "Alternative Option Exercise Method"), if in the opinion of the Committee, in consultation with legal counsel as appropriate, (a) (i) the participant is or within the six months preceding the exercise of the stock option was subject to reporting under Section 16(a) of the Exchange Act and (ii) there is a substantial likelihood that the Alternative Option Exercise Method could subject the participant to a substantial risk of short-swing profit liability under Section 16(b) of the Exchange Act; (b) the Alternative Option Exercise Method could have an adverse tax or accounting effect on the Company; or (c) the Alternative Option Exercise Method could subject the Company to a risk of liability under the Exchange Act.

Section 8. Transferability

Each stock option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, except that a participant may, to the extent allowed by the Committee and in a manner specified by the committee (a) designate in writing a beneficiary to exercise the stock option after the participant's death or (b) transfer any stock option.

Section 9. Rights of Employees

Nothing in the Plan shall interfere with or limit in any way the right of the Company or any subsidiary to terminate any participant's employment at any time nor confer upon any participant any right to continue in the employ of the Company or any subsidiary.

Section 10. Change of Control

In order to preserve a participant's rights under a stock option granted under the Plan in the event of any sale of assets, merger, consolidation, combination or other corporate reorganization, restructuring or change of control of the Company ("Change of Control"), the Board in its discretion may, at the time the stock option is granted or at anytime thereafter, take one or more of the following actions: (a) provide for the acceleration of any time period relating to the exercise of the stock option; (b) provide for the purchase of the stock option for an amount of cash or other property that could have been received upon the exercise of the stock option had the option been currently exercisable or payable; (c) adjust the terms of the stock option in the manner determined by the Board to reflect the Change of Control; (d) cause the stock option to be assumed, or new right substituted for the stock option, by another entity; or (e) make such other provision as the Board may consider equitable and in the best interests of the Company.

Section 11. Amendment, Modification and Termination of Plan

11.1. Amendment, Modification and Termination of Plan. The Board may at any time amend, alter, suspend, discontinue or terminate the Plan; *provided, however,* that shareholder approval of any amendment of the Plan shall be obtained if otherwise required by (a) the Code or any rules promulgated thereunder, (b) the listing requirements of the principal national securities exchange, national securities association or over-the-counter market on which the Stock is then traded, or (c) any other applicable law. To the extent permitted by applicable law, the Committee may also amend the Plan, *provided* that any such amendments shall be reported to the Board. Termination of the Plan shall not affect the right of participants with respect to stock options previously granted to them, and all unexpired stock options shall continue in force and effect after termination of the Plan except as they may lapse or be terminated by their own terms and conditions. Notwithstanding the foregoing, the Board and Committee are prohibited from amending the provisions of the Plan that prohibit the repricing of options without shareholder approval.

11.2. Waiver of Conditions. The Committee may, in whole or in part, waive any conditions or other restrictions with respect to any stock option granted under the Plan.

Section 12. Taxes

The Company shall be entitled to withhold the amount of any tax attributable to any shares of Stock deliverable under the Plan after giving the person entitled to receive such shares of Stock notice as far in advance as practicable, and the Company may defer making delivery if any such tax may be pending unless and until indemnified to its satisfaction. The Committee may, in its sole discretion and subject to such rules as it may adopt, permit a participant to pay all or a portion of the federal, state and local withholding taxes arising in connection with the exercise of a stock option under the Plan by electing to (a) have the Company withhold shares of Stock, (b) tender back shares of Stock received in connection with such benefit, or (c) deliver other previously owned shares of Stock, in each case such stock having a then Fair Market Value equal to the amount to be withheld; *provided, however,* that the amount to be withheld shall not exceed the participant's estimated minimum federal, state and local tax obligations associated with the transaction. The election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as required by the Committee. The Fair Market Value of fractional shares of Stock remaining after payment of the withholding taxes shall be paid to the participant in cash.

Section 13. Miscellaneous

13.1. Stock Transfer Restrictions

(a) Shares of Stock purchased under the Plan may not be sold or otherwise disposed of except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), or in a transaction which, in the opinion of counsel for the Company, is exempt from registration under the Act; and (ii) in compliance with state securities laws. The Committee may waive the foregoing restrictions, in whole or in part, in any particular case or cases or may terminate such restrictions whenever the Committee determines that such restrictions afford no substantial benefit to the Company.

(b) All certificates for shares delivered under the Plan pursuant to any option or the exercise thereof shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the Plan and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate references to such restrictions.

13.2. Other Provisions. The grant of any option under the Plan may also be subject to other provisions (whether or not applicable to the benefit awarded to any other participant) as the Committee determines appropriate, including, without limitation provisions for (a) one or more means to enable participants to defer recognition of taxable income relating to stock options or cash payments derived therefrom, which means may provide for a return to a participant on amounts deferred as determined by the Committee (*provided* that no such deferral means may result in an increase in the number of shares of Stock issuable hereunder); (b) restrictions on resale or other disposition; and (c) compliance with federal or state securities laws and any applicable national securities exchange, national securities association or over-the-counter market requirements.

13.3. No Rights as Shareholder. No participant shall have any voting or dividend rights or other rights as a shareholder with respect to any shares of Stock subject to a stock option granted under the Plan before the date of transfer to the participant of a certificate or certificates for such shares and recording of the participant's name on the Company's shareholder ledger as the holder of record of such shares.

13.4. Option Agreement. No person shall have any rights under any stock option granted under the Plan unless and until the Company and the participant to whom the stock option was granted shall have executed an option agreement in such form as shall have been approved by the Committee. An option agreement shall constitute a binding contract between the Company and the participant, and every participant, upon acceptance of such option agreement, shall be bound by the terms and restrictions of such agreement and this Plan.

Section 14. Legal Construction

14.1. Requirements of Law. The granting of stock options under the Plan and the issuance of shares of Stock in connection with the exercise of any such stock options are subject to all applicable laws, rules and regulations, and to any required approvals by any governmental agencies or national securities exchange, national securities association or over-the-counter market on which the Stock may from time to time be listed or traded.

14.2. Repricing Prohibited. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided in Sections 5.3 and Section 10, the Committee, the Board and each other person is prohibited from decreasing the exercise price for any outstanding option granted to a Participant under this Plan after the date of grant or allowing a Participant to surrender an outstanding option granted under this Plan to the Company as consideration for the grant of a new option with a lower exercise price.

14.3. Governing Law. The Plan and all option agreements under the Plan shall be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to conflict of law principles thereof.

14.4. Severability. If any provision of the Plan or any option agreement or any stock option (a) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or stock option, or (b) would disqualify the Plan, any option agreement or any stock option under any law deemed applicable by the Committee, then such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, any option agreement or the stock option, such provision shall be stricken as to such jurisdiction, person or stock option, and the remainder of the Plan, any such option agreement and any such stock option shall remain in full force and effect.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2002;
OR
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period from _________ to _________

Commission File Number: 811-3787

THE MIDDLETON DOLL COMPANY
(Exact name of registrant as specified in its charter)

Wisconsin	39-1364345
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
W239 N1700 Busse Road Waukesha, Wisconsin	53188-1160
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (262) 523-4300

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class
Common Stock, 6-2/3 cents Par Value	Preferred Stock, $0.01 Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at March 14, 2003 was $12,421,976.

The number of shares of common stock outstanding at March 14, 2003 was 3,727,589.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the The Middleton Doll Company Proxy Statement for the 2003 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the Registrant's year) are, upon such filing, incorporated by reference into Part III.

THE MIDDLETON DOLL COMPANY

Index to Annual Report on Form 10-K
For the Year Ended December 31, 2002

Part I

Item 1. Description of Business

Introduction

The Middleton Doll Company (the "Company") was incorporated in February, 1980 to provide long-term collateralized loans to small businesses. At present the Company consists of two business segments, the Financial Services Business and the Consumer Products Business.

The Financial Services Business segment consists of the Company and its wholly-owned subsidiary, Bando McGlocklin Small Business Lending Corporation (BMSBLC). Both the Company and BMSBLC are operated as a real estate investment trust ("REIT") pursuant to the provisions of Section 856 of the Internal Revenue Code of 1986, as amended. The principal business of the segment is making mortgage loans and leasing buildings to small businesses. The segment also participates in mortgage loans with third party loan originators.

The Consumer Products Business segment consists of a 99% interest in Lee Middleton Original Dolls, Inc. ("LMOD"). George R. Schonath, President and Chief Executive Officer, owns the remaining 1% of the stock of LMOD. LMOD is a manufacturer of vinyl collectible dolls and a distributor of vinyl play dolls. LMOD has a wholly-owned subsidiary, License Products, Inc. ("LPI"), that designs, develops and markets a line of quality, proprietary time pieces. On January 1, 2002, LMOD, which previously owned 51% of LPI, acquired the remaining outstanding 49% interest in LPI. Also during 2002, LMOD disposed of its 51% interest in Middleton (HK) Limited ("MHK"), a Hong Kong corporation that provided LMOD with raw material and finished goods from Asia. Neither of these transactions had a material impact upon the financial statements.

In order to qualify as a REIT under the Internal Revenue Code, the Company cannot hold more than 10% of the outstanding voting securities of any one issuer except for "Taxable Real Estate Investment Trust Subsidiaries" ("TRSs"). LMOD and LPI became TRSs as of January 1, 2001, which allowed the Company on June 25, 2001, to exchange its non-voting stock in LMOD for voting stock.

On September 3, 1997, the Company capitalized InvestorsBancorp, Inc., a bank holding company, for approximately $6.2 million and then distributed all of the outstanding shares of InvestorsBancorp, Inc. to the Company's shareholders. The Company and InvestorsBancorp, Inc., together with its wholly-owned subsidiary, InvestorsBank (the "Bank"), share common offices and personnel. Expenses are shared between the two entities in accordance with a Management Services and Allocation of Expenses Agreement (the "Management Agreement"). See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources".

Financial Services Business

Loans

The Company, through its Financial Services Business, owns and leases industrial and commercial real estate to small businesses and makes loans to small business entities collateralized primarily by first or second real estate mortgages.

Until the distribution of the shares of InvestorsBancorp, Inc. in September, 1997, the Company had engaged in the business of originating loans to small businesses. Concurrent with such distribution, the Company and the Bank agreed in the Management Agreement that the Company would not originate any loans unless agreed to by the Bank in writing, unless the loans are made to current Company customers or unless the loans are outside the Bank's lending limitations. Thus, except for the making of loans to Company customers who desire to increase their loan amounts with the Company and for loans outside the Bank's lending limitations, the Company does not solicit any loans.

The Company's loan and leased property portfolio is managed by the Bank for an annual fee, payable monthly, equal to 25 basis points of the total dollar amount of loans under management and 6% of the rents from leased properties. Operating expenses are also shared by the Bank and the Company, as well as certain expenses of employees providing accounting, reporting and related services to the Company.

The Company's loan portfolio is primarily comprised of long-term, variable rate, collateralized loans to small business entities. The loans are primarily collateralized by first mortgages on real estate, although some loans are collateralized by second mortgages. Approximately 90% of the Company's loans by dollar volume are loans to borrowers located in the State of Wisconsin. Substantially all of the Company's loan portfolio is held by BMSBLC.

The Company's borrowers include manufacturers, wholesalers, retailers, professionals and service providers. The Company funds its lending operations through its equity capital, bank and institutional borrowings, commercial paper sales and the sale of loan participations.

The Company's exposure to loss in the event of nonperformance by the borrower is represented by the outstanding principal amount of loans of $73.60 million and accrued interest of $0.27 million at December 31, 2002. Substantially all loans are fully collateralized by first or second mortgages on commercial real estate. Diversification across industries is a means of managing market risk by decreasing loan concentrations. The following table provides information regarding the outstanding principal amount of loans by industry at December 31, 2002.

Type of Business	Number of Loans	Outstanding Principal Balance	Percent of Total Loans Outstanding
Industrial Machinery	8	$ 11,258,364	15.30%
Investment Property	5	8,930,898	12.13%
Construction	4	8,787,699	11.94%
Wholesale Goods	8	7,586,822	10.31%
Metalworking Machinery	7	6,144,190	8.35%
Retail	5	5,662,224	7.69%
Services	8	4,953,501	6.73%
Dies, Molds and Patterns	12	4,733,103	6.43%
Other Manufacturing	10	4,321,914	5.87%
Electronic and Electrical Equipment	5	3,288,757	4.47%
Commercial Printing	4	3,265,022	4.44%
Transportation	4	2,873,209	3.90%
Rubber Products	3	1,795,181	2.44%
Total	83	$ 73,600,884	100.00%

The Company's loans are further comprised of fixed rate loans, variable rate loans with fixed cap rates and variable rate loans.

	Outstanding Balance	Percent of Total Loans Outstanding
Fixed rate	$ 12,074,584	16.4%
Variable rate with fixed cap	6,445,669	8.8%
Variable rate	55,080,631	74.8%
Total	$ 73,600,884	100.0%

Further detail regarding the fixed rate loans and the variable rate loans with a fixed cap is provided in the following table.

Expiration Date	Maximum Interest Rates 4.0-4.9%	6.0-6.9%	7.0-7.9%	8.0-8.9%	9.0-9.9%	Total
Demand	$ -	$ -	$ -	1,529,064	$ -	$ 1,529,064
2003	80,177	-	635,731	1,819,598	2,936	2,538,442
2004	-	-	2,556,577	1,998,567	-	4,555,144
2005	-	-	880,097	3,369,402	-	4,249,499
2006	-	-	3,117,229	297,283	-	3,414,512
2007	-	590,217	1,643,375	-	-	2,233,592
Total	$ 80,177	$ 590,217	$ 8,833,009	$ 9,013,914	$ 2,936	$ 18,520,253

A loan is considered to be impaired when, based on current information and events, management does not expect to collect all amounts due according to the contractual terms of the loan agreement in the normal course of business. A loan is also impaired when the loan contract is restructured by extending the due date of either principal or interest payments or by reducing the interest rate on the loan. A loan is not impaired during a period of delay in payment if management expects to collect all amounts due including accrued interest at the contractual interest rate for the period of the delay. When the projected cash flow of the business from all sources including capital contributions, conversion of assets to cash, and net income plus depreciation are inadequate to make contractual payments as scheduled, then the loan is considered impaired. Impaired loans totaled $2.01 million and $0.52 million at December 31, 2002 and 2001, respectively. One loan which is secured by real estate accounted for $1.75 million of the total at December 31, 2002. Gross income of $0.07 million would have been recorded during 2002 had the impaired loans been current in accordance with their original terms.

Real Estate

At December 31, 2002 the Company owned 23 buildings and had entered into long-term lease agreements on 22 of the properties and had one vacant property. During the year the Company sold two properties. The Company anticipates that it will continue to construct or purchase additional industrial or commercial properties to lease. The total cost of the Company's properties (not including construction in progress and the cost of the related land) at December 31, 2002, was $33.51 million and the depreciated book value was $31.59 million. Two of the leased properties were on nonaccrual status during 2002. Rental income of $0.26 million would have been recorded during 2002 had the tenants been current in accordance with their leases.

The Company anticipates that its rental properties will either be industrial real estate (i.e. used for manufacturing purposes), or commercial real estate properties, such as office buildings and retail stores and that substantially all of its properties will be located in Wisconsin. The following table sets forth additional information regarding the Company's leased properties, all of which are located in Wisconsin.

Property Type	Location	Lease Rents	Acquistion Cost	Square Footage
Commercial	Hartland, WI	$ 347,236	$ 3,941,150	67,835
Industrial	Germantown, WI	365,640	3,450,000	64,910
Commercial	Menomonee Falls, WI	306,807	2,249,968	54,805
Commercial	Pewaukee, WI	312,144	2,116,454	32,325
Industrial	Berlin, WI	209,700	1,921,660	71,830
Industrial	Franklin, WI	201,000	1,866,120	37,904
Commercial	Mequon, WI	214,248	1,857,248	26,650
Commercial	Oconomowoc, WI	176,292	1,678,978	27,045
Industrial	Menomonee Falls, WI	180,060	1,650,000	33,358
Commercial	Menomonee Falls, WI	108,860	1,565,543	23,958
Industrial	Milwaukee, WI	175,956	1,551,910	42,000
Commercial	Mequon, WI	146,810	1,351,433	26,248
Industrial	Waukesha, WI	164,925	1,165,355	31,174
Commercial	Franklin, WI	170,516	1,003,950	27,000
Commercial	New Berlin, WI	135,458	962,017	19,958
Industrial	Cudahy, WI	- *	816,081	32,681
Commercial	Lake Geneva, WI	85,068	794,311	8,250
Industrial	Cudahy, WI	70,580	715,787	27,750
Commercial	Menomonee Falls, WI	80,311	702,493	16,100
Commercial	Menomonee Falls, WI	102,205	688,395	19,680
Commercial	Milwaukee, WI	73,248	522,328	12,200
Industrial	West Allis, WI	53,610	480,000	9,705
Commercial	Menomonee Falls, WI	74,576	462,542	10,400
		$ 3,755,250	$ 33,513,723	723,766

* Property not presently leased

Competition

The Company, in managing its loan portfolio, competes primarily with commercial banks and commercial finance companies, many of which have substantially more assets and capital than the Company. Banks, in particular, have been active in seeking to refinance outstanding loans. The Company believes, however, that it is able to compete effectively to maintain its loan portfolio because of its smaller size and more flexible structure.

In owning and leasing real estate, the Company competes primarily with other REITs and other investors such as insurance companies, a variety of investment companies and individual investors, all of whom seek to own and lease real estate. In addition, the Company competes with banks and other financial institutions, which seek to lend money to potential tenants of the Company in order to allow the potential tenants to construct and own their own building rather than to lease a building owned by the Company.

Employees

As of December 31, 2002, the Company employed only its President and Vice President. All other duties are performed by Bank employees pursuant to the Management Agreement.

Credit Concentration

As of December 31, 2002, the Company had seven loans with outstanding balances totaling $11.61 million to one customer and its affiliated companies. Of that amount $4.51 million was participated to a third party without recourse.

Consumer Products Business

Lee Middleton Original Dolls, Inc.

Lee Middleton Original Dolls, Inc. ("LMOD"), headquartered in Westerville, Ohio with its manufacturing facility located in Belpre, Ohio, is a 99% owned subsidiary of the Company, with the President of the Company owning the remaining 1%. LMOD is a manufacturer of artist designed vinyl collectible dolls and a distributor of vinyl play dolls. LMOD uses a multi-step process to manufacture its vinyl dolls that includes (1) rotational molding to create body parts for dolls, (2) painting, eyeing and wigging each doll, and (3) dressing the dolls in custom designed clothes.

LMOD distributes its collectible doll lines through a network of independent, specialty retail stores throughout the United States. Distribution is also slowly expanding into Canada, Japan, Mexico and Europe. Competition is with various other doll manufacturers including Zapf, Adora, Madam Alexander, Ashton Drake, Mattel's American Girl and a variety of small artist-owned manufacturers. LMOD has two outlet stores and a newly opened mall based retail location showcasing the Newborn Nursery concept that was developed at the factory outlet retail store. Future growth plans include expanding into the lower priced, higher volume mass retail channels with newly designed products while maintaining the quality of the collectible doll line.

At the close of 2001 LMOD ceased sourcing its imported components and play doll products through its MHK subsidiary in favor of three new Chinese suppliers of outfits and accessories. The final product assembly is done at the Belpre, Ohio, factory. This arrangement has allowed LMOD to develop a line of less expensive dolls for wider retail distribution.

License Products, Inc.

License Products, Inc. ("LPI") is a wholly-owned subsidiary of LMOD. Prior to January 1, 2002, LMOD owned 51% of LPI. On January 1, 2002, LMOD acquired the remaining 49% of the common stock of LPI. LPI, located in Hartland, Wisconsin, designs, develops and markets a line of quality, proprietary time pieces. The company's products are distributed nationwide through major retail account channels.

Employees

The Consumer Products Business segment employs approximately 100 persons. At LMOD, approximately 50 employees are subject to a collective bargaining agreement which expires on April 30, 2004.

Seasonality

The Consumer Products Business tends to be seasonal with the strongest months being September, October and November.

Large Customers

Kohls Department Stores accounted for approximately 16% and Bed Bath & Beyond accounted for approximately 5% of the Consumer Products Business' total revenues for 2002.

Backlog

The backlog of the Consumer Products Business was approximately $0.37 million as of December 31, 2002, all of which should be filled during 2003.

Revenues of Principal Product Groups

The following table sets forth (in thousands of dollars), for each of the last three years, revenues attributable to the Company's principal product groups:

	12/31/02	12/31/01	12/31/00
Revenues			
Loan Portfolio	$ 4,849	$ 7,895	$ 10,185
Real Estate Portfolio	4,823	4,039	3,801
Dolls	17,086	23,015	25,468
Time Pieces	6,377	4,216	3,603
Other	997	463	406
Total	$ 34,132	$ 39,628	$ 43,463

Segment Information

Financial information concerning the Company's business segments is incorporated by reference from the consolidated financial statements on pages 23 to 26 herein.

Executive Officers

George R. Schonath, 62, has served as Chief Executive Officer of the Company since 1983, as President since July, 1997, and as a director since May, 2001. Mr. Schonath has also served as President and Chief Executive Officer of InvestorsBancorp, Inc. and the Bank since they were established in 1997. From 1983 until July, 1997, he served as Chairman of the Board of the Company.

Jon McGlocklin, 59, has served as a Vice President of the Company since November, 2001. From July, 1997, through November, 2001, he served as a Senior Vice President. Mr. McGlocklin has served as a director of InvestorsBancorp, Inc. since 1997. Until February 2001 Mr. McGlocklin had also served as Senior Vice President of InvestorsBancorp, Inc. and Senior Vice President of the Bank since they were established in 1997. He has also served as President of Healy Manufacturing, Inc., Menomonee Falls, Wisconsin, since 1997, and as an announcer for the Milwaukee Bucks, an NBA basketball team, since 1976. From 1980 through July, 1997, he served as a director of the Company and as President from 1991 through July, 1997.

Susan J. Hauke, 37, has been the Company's Chief Financial Officer since 2002 and Vice President – Finance, Secretary and Treasurer since 1997. In 2002, Ms. Hauke was also appointed Chief Financial Officer of InvestorsBancorp. She is also the Vice President – Finance and Secretary of InvestorsBancorp, Inc. and Controller, Vice President-Finance, and Treasurer of the Bank. From 1991 until 1997, Ms. Hauke served as

Controller for the Company and was a senior accountant at PricewaterhouseCoopers LLP before joining the Company.

Iain Macfarlane, 63, has served as a Senior Vice President of the Company and Chief Executive Officer of LMOD since December, 2002. Previously he was a Senior Vice President with Pleasant Company/Mattel (*American Girl*). From 1997 to 2000 he was CEO of Cowles Creative Publishing and prior to that he was CEO of Lansinoh Laboratories, Inc. and KNOX International (a direct marketing company).

Item 2. Properties

During October, 2002, the Company sold the building located at W239 N1700 Busse Road, Pewaukee, Wisconsin, to the Bank for $2.4 million, which represented the fair market value at the time of sale as determined by an independent appraiser. The Company now leases 4,000 square feet in the building from the Bank.

LMOD owns an approximately 51,000 square foot building that serves as its manufacturing facility located at 1301 Washington Boulevard, Belpre, Ohio. The one-story building also contains retail and warehouse space. During 1999, an additional leased retail outlet store was opened in West Virginia. A new 44,100 square foot facility in Columbus, Ohio was leased beginning in June of 2000 which is used for distribution and to store raw materials and finished goods. In September 2000 LMOD entered into a five year office lease for 18,800 square feet in Westerville, Ohio, which is the company's new headquarters.

LPI leases approximately 62,000 square feet of office and warehouse space in a building owned by the Company and located at 1050 Walnut Ridge Drive, Hartland, Wisconsin. During 2002, the Company added approximately 35,000 square feet of additional warehouse space to the building in order to accommodate future growth at LPI.

Item 3. Legal Proceedings

As of the date of this filing, neither the Company nor any of its subsidiaries is a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material effect on the Company's results of operations or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2002.

Part II

Item 5. Market for Common Equity and Related Shareholder Matters

The common stock of the Company is traded on the Nasdaq Stock Market under the symbol DOLL. The table below represents the high and low sales price for the Company's common stock as reported on the Nasdaq Stock Market and the cash dividends paid per share for 2002 and 2001.

	Common Stock		Cash Dividends
	High	Low	Per Share
2002			
First Quarter	$ 7.000	$ 5.940	$0.16364
Second Quarter	$ 6.990	$ 6.200	$0.16364
Third Quarter	$ 6.460	$ 5.550	$0.16364
Fourth Quarter	$ 6.100	$ 4.970	$0.16364
2001			
First Quarter	$ 8.250	$ 5.875	$0.16364
Second Quarter	$ 8.250	$ 6.500	$0.16364
Third Quarter	$ 7.800	$ 4.050	$0.16364
Fourth Quarter	$ 7.250	$ 5.550	$0.16364

As of March 14, 2003, there were approximately 910 shareholders of record of the Company's common stock.

Item 6. Selected Financial Data (In thousands, except per share data)

The following table sets forth certain Selected Consolidated Financial Data for the periods and as of the dates indicated:

(In thousands, except per share data)	For the years ended December 31,				
	2002	2001	2000	1999	1998
Total revenues	$ 34,132	$ 39,628	$ 43,463	$ 35,947	$ 32,075
Net income available to common shareholders	3,203	1,645	4,264	5,476	3,770
Total assets	125,539	157,266	168,214	156,066	154,424
Long-term debt	35,597	48,453	63,772	48,005	62,506
Total liabilities	95,014	126,109	138,068	125,633	125,639
Redeemable preferred stock	16,855	16,855	16,855	16,908	16,908
Diluted earnings per share	$ 0.86	$ 0.44	$ 1.11	$ 1.36 (1)	$ 0.93 (1)
Cash dividends declared per common share	$ 0.65	$ 0.65	$ 0.65	$ 0.76 (1)	$ 0.59 (1)

(1) Restated for 10% stock dividend as of December 31, 1999 record date.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Amounts presented as of December 31, 2002, 2001 and 2000 include the consolidation of two segments. The financial services segment includes The Middleton Doll Company (the "Company") and Bando McGlocklin Small Business Lending Corporation ("BMSBLC"), a 100% owned subsidiary of the Company. The consumer products segment includes Lee Middleton Original Dolls, Inc. ("LMOD"), a 99% owned subsidiary of the Company, Middleton (HK) Limited ("MHK"), a 51% owned subsidiary of LMOD and License Products, Inc. ("LPI"), a 100% owned subsidiary of LMOD.

Results of Operations

For the years ended December 31, 2002 and December 31, 2001

The Company's total net income available for common shareholders for the year ended December 31, 2002 equaled $3.20 million or $0.86 per share (diluted) as compared to $1.64 million or $0.44 per share (diluted) for the year ended December 31, 2001, a 95% increase. The improved earnings were due to the consumer products segment recognizing a net operating loss carryforward from LPI which resulted in an income tax benefit of $0.83 million and the financial services segment selling two leased properties resulting in income net of related taxes of $0.78 million and terminating two interest rate swap agreements resulting in income of $0.75 million.

Consumer Products

Net income (loss) for the consumer products segment before intercompany charges and after income taxes and minority interest for the year ended December 31, 2002 was $0.41 million compared to ($0.07) million for the year ended December 31, 2001.

Net sales from consumer products for the year ended December 31, 2002 decreased 14% to $23.46 million from $27.23 million for the year ended December 31, 2001. This was due to decreased sales of $5.93 million at LMOD offset by increased sales of $2.16 million at LPI. The decrease in sales at LMOD was primarily due to a $6 million decrease in the artist studio collection sales resulting from the soft economy and an increase in competition in the collectible doll market. Sales decreased due to a net loss of over 130 dealers and the remaining dealers have been ordering conservatively, approximately 20% below the previous year's levels. If the difficult economic conditions in the marketplace continue to result in sales decreases, then personnel reductions and/or periodic plant shut-downs in 2003 might be required in order to further reduce costs. Cost of sales decreased 7% to $13.91 million for the year ended December 31, 2002 compared to $14.97 million for the year ended December 31, 2001. LMOD's cost of sales decreased to $9.84 million from $12.07 million, an 18% decrease. LPI's cost of sales increased to $4.07 million from $2.90 million, a 40% increase. Total gross profit margin decreased to 41% from 45% in the prior year. LMOD's gross profit margin decreased to 42% from 48% while LPI's increased to 36% from 31% during 2002. The decrease in the gross profit margin at LMOD was primarily due to the liquidation of $1.0 million of slow moving inventory, including the remaining 2001 artist studio collection dolls. Obsolete inventory from the Small Wonder play doll line and the nursery bear line was also liquidated. The increase in the gross profit margin at LPI was due to a change in suppliers which decreased product costs and a decrease in sales to a less profitable customer, which improved the product mix.

Total operating expenses of consumer products for the year ended December 31, 2002 were $9.76 million compared to $11.98 million for the year ended December 31, 2001, a 19% decrease. Total operating expenses as a percent of net sales was 42% in 2002 compared to 44% in 2001. Sales and marketing expense decreased 21% to $4.98 million, with LMOD's expense decreasing $1.48 million and LPI's increasing $0.14 million. The increase at LPI was due to an increase in customer store allowances and promotions for customers' new store openings. Expense reduction at LMOD was accomplished by decreasing advertising, catalog printing, and packaging costs. Due to the decrease in sales, cost reductions in commissions, freight and merchant fees contributed to the overall decrease in sales and marketing expenses. Reduced participation in trade shows and the associated reduction in travel expenses also contributed to the decrease. New product development costs decreased $0.26 million at LMOD due to the reclassification of quality administration costs. LPI's new product development costs increased $0.14 million due to an increase in sample prototypes being developed for customer approval. General and administrative expenses were $3.91 million for the year ended December 31, 2002 compared to $4.66 million for the year ended December 31, 2001. General and administrative expenses at LMOD decreased $1 million and LPI's increased $0.25 million. LPI's increase was due to increased shipping costs associated with the increase in sales and higher costs associated with improved data processing capabilities. Expense reduction at LMOD was accomplished through personnel reduction and a decrease in royalty payments due to the decrease in sales.

Other income, net decreased $0.10 million when compared to the same period a year ago due to a decrease in interest expense. The minority interest in earnings of subsidiaries decreased the consolidated net income of consumer products by $0.08 million for the year ended December 31, 2002 and $0.10 million for the prior year. Consumer products' income tax expense, based on net income before intercompany charges, was ($0.83) million for the year ended December 31, 2002 and $0.03 million for the year ended December 31, 2001. For the year ended December 31, 2002, LMOD and LPI were allowed to file consolidated income tax returns due to the change in stock ownership at LPI. The $0.83 million of income tax benefit for the year ended December 31, 2002, was primarily due to the recognition of a net operating loss carryforward of $0.72 million from LPI.

Financial Services

Net income from financial services for the year ended December 31, 2002 was $3.89 million compared to $2.64 million for the year ended December 31, 2001, a 47% increase. The increase resulted from the sale of two leased properties, which resulted in income net of related taxes, of $0.78 million and from the termination of two interest rate swap agreements totaling $0.75 million. In January 2003, all remaining interest rate swap agreements were terminated resulting in $0.48 million of income for 2003. The Company does not anticipate any further income from the termination of interest rate swap contracts.

The net interest margin for 2002 was 3.80% compared to 3.23% for 2001. Net interest margin is determined by dividing the total of interest income on loans and rental income less interest expenses by the total of average loans and leased properties. The increase is the result of the Company's cost of funds falling faster than the rates charged by the Company to borrowers and to tenants of leased properties.

Total revenues were $10.63 million for the year ended December 31, 2002 compared to $12.37 million for the year ended December 31, 2001, a 14% decrease. Interest on loans decreased 39% to $4.85 million for the year ended December 31, 2002 compared to $7.89 million for the year ended December 31, 2001. The large decrease in interest income from loans was primarily due to the 32% decrease in the prime rate. The average prime rate was 4.68% for the year ended December 31, 2002 compared to 6.92% for the year ended December 31, 2001. Average loans under management decreased $19.73 million from a year ago. The decrease was primarily due to maturing loans and the inability to replace them with the Company's current funding sources. The Company's ability to make additional loans and to maintain its earnings depends on the ability of the Company to obtain additional sources of funding. For further detail, see "Liquidity and Capital – Financial Services" on page 17 hereof.

Rental income was $3.64 million for the year ended December 31, 2002 compared to $3.89 million for the year ended December 31, 2001, a 6% decrease. The sale of two leased properties resulted in a reduction of $0.22 million in rents and the transfer of $0.05 million to nonaccrual status further reduced rental income. Leased properties, net of accumulated depreciation, decreased to $32.37 million as of December 31, 2002, compared to $34.88 million as of December 31, 2001. One new property is under construction and improvements to existing properties totaled $1.64 million during 2002.

Other income for the year ended December 31, 2002, included a gain of $1.19 million from the sale of leased properties, $0.75 million from the termination of two interest rate swap agreements, $0.13 million in loan prepayment penalties and $0.08 million of miscellaneous income. For the year ended December 31, 2001, other income included a gain of $0.15 million from the sale of leased property, $0.25 million from the termination of two interest rate swap agreements, $0.08 million of fees from letters of credit and $0.11 million of miscellaneous income.

Interest expense decreased 47% to $3.70 million from $7.03 million for the year ended December 31, 2002 as compared with the year ended December 31, 2001 primarily due to lower rates for the Company's cost of funds and a decrease in the outstanding average debt balance. The Company's debt cost is based primarily on variable interest rates which were significantly lower due to the decrease in interest rates set by the Federal Reserve. The average prime rate decreased 224 basis points during 2002. The average debt balance also decreased $22.82 million during 2002 as a result of the decrease in loans as explained above. As a result of interest rate swaps, the Company recognized a reduction in interest expense of $0.54 million for the year ended December 31, 2002, and $0.69 million for the year ended December 31, 2001.

Depreciation expense decreased $0.04 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001, due to the decrease in leased properties. Management fees did not change significantly between the years. Other operating expenses increased to $0.82 million for the year ended December 31, 2002 compared to $0.78 million for the year ended December 31, 2001. Legal expenses of $0.03 million were incurred to obtain a loan recovery of $0.47 million, additional debt issue costs of $0.02 million were expensed due to the prepayment of a real estate loan, and leased property expenses increased $0.03 million due to insurance and real estate tax expenses incurred with regard to two leased properties.

The Company and its qualified REIT subsidiary, BMSBLC, qualify as a real estate investment trust under the Internal Revenue Code. Accordingly, they are not subject to income tax on taxable income that is distributed to shareholders. During 2002 and 2001, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on the sale of real estate properties by paying income tax on the gains. The Company retained $1.19 million in capital gains and paid $0.41 million in taxes as of December 31, 2002, and retained $0.15 million in capital gains and paid $0.06 million in taxes as of December 31, 2001. Tax basis income for financial services (before the preferred stock dividend) was approximately $4.98 million or $1.33 per share (diluted) for the year ended December 31, 2002. Book income for financial services (before the preferred stock dividend) was $3.89 million or $1.04 per share (diluted) due to the elimination of intercompany revenue and expenses from the consumer products segment and normal book/tax adjustments. For the year ended December 31, 2001, tax basis income for financial services (before the preferred stock dividend) was approximately $3.99 million or $1.07 per share (diluted) and book income (before the preferred stock dividend) was $2.64 million or $0.71 per share (diluted) due to the elimination of intercompany revenue and expenses from the consumer products segment and normal book/tax adjustments.

For the years ended December 31, 2001 and December 31, 2000

The Company's total net income available for common shareholders for the year ended December 31, 2001 equaled $1.64 million or $0.44 per share (diluted) as compared to $4.26 million or $1.11 per share (diluted) for the year ended December 31, 2000, a 62% decrease.

Consumer Products

Net income(loss) from consumer products after income taxes and minority interest for the year ended December 31, 2001 was ($0.07) million compared to $3.32 million for the year ended December 31, 2000, a 102% decrease.

Net sales from consumer products for the year ended December 31, 2001 decreased 6% to $27.23 million compared to $29.07 million for the year ended December 31, 2000. This was due to decreased sales of $2.45 million at LMOD offset by increased sales of $0.61 million at LPI. The decrease in sales at LMOD was primarily due to a $2.22 million decrease in the play doll lines. The artist studio collection dolls sold to dealers decreased by $0.05 million and the remaining decrease in sales was in LMOD's two retail stores. The events of September 11th slowed sales significantly during the final quarter of 2001 which would normally be the busiest time of the year for LMOD. Cost of sales increased 1% to $14.97 million for the year ended December 31, 2001 compared to $14.88 million for the year ended December 31, 2000. LMOD's cost of sales decreased to $12.06 million from $12.33 million, a 2% decrease. LPI's cost of sales increased to $2.90 million from $2.55 million, a 14% increase. Total gross profit margin decreased to 45% from 49% in the prior year. LMOD's gross profit margin decreased to 48% from 52% while LPI's increased to 31% from 30% during 2000. LMOD's profit margin decreased as a result of a change in the product mix to higher cost products, an inventory write down of $0.40 million due to inventory obsolescence, and the absorption of fixed factory overhead costs during a three week plant shutdown to reduce inventory levels. The increase in the gross profit margin at LPI was due to a shift in the product mix and better product sourcing.

Total operating expenses of consumer products for the year ended December 31, 2001 were $11.98 million compared to $9.37 million for the year ended December 31, 2000, a 28% increase. Total operating expenses as a percent of net sales was 44% in 2001 compared to 32% in 2000. Sales and marketing expense increased 33% to $6.32 million with LMOD's expense increasing $1.48 million and LPI's increasing $0.08 million. New marketing and royalty expenses related to LMOD's Alzheimer's and Newborns in Need charitable programs accounted for $0.10 million of the increase. New print advertising and sweepstakes programs accounted for an additional $0.20 million and one-time set up costs for newborn nurseries in dealers and the development of new packaging for the play doll line increased marketing expenses by $0.18 million. Additional sales staffing accounted for $0.30 million and write-offs for dealers and high volume retailers who had gone out of business incurred an additional $0.30 million in costs. Various special promotions accounted for the balance of the increase in costs. Product development costs increased $0.25 million at LMOD due to the termination of two of its artist contracts for $0.10 million and due to added staffing costs of $0.15 million. New product development costs increased $0.04 million at LPI. General and administrative expenses were $4.66 million for the year ended December 31, 2001 compared to $3.92 million for the year ended December 31, 2000. General and administrative expenses of LMOD increased $0.70 million and LPI's increased $0.04 million. The increase at LMOD was primarily due to costs incurred by the relocation of LMOD's administrative offices to Westerville, Ohio. The new office lease accounted for $0.25 million of the increase and a new management accounting software package with training and consulting costs was $0.12 million. Higher labor costs, additional personnel, computer expenses and office and warehouse rental space also contributed to the increase. Warehouse expenses, including higher labor costs, increased $0.27 million from the prior year.

Other income, net decreased $0.30 million when compared to the same period a year ago due to a decrease in other income and an increase in interest expense. The minority interest in earnings of subsidiaries decreased the consolidated net income of consumer products by $0.10 million for the year ended December 31, 2001 and $0.11 million for the prior year. Consumer products' income tax expense, based on net income before intercompany charges, was $0.03 million for the year ended December 31, 2001 and $1.47 million for the year ended December 31, 2000. This income tax expense was attributable only to LMOD since LPI has a net operating loss carryforward to offset any current net income. Since the Company and LMOD were not allowed to file consolidated income tax returns, an additional $1.24 million in intercompany expenses was deductible on LMOD's tax return. This additional deduction results in an income tax benefit of $0.51 million and $0.53 million for the years ended December 31, 2001 and 2000, respectively.

Financial Services

Net income from financial services for the year ended December 31, 2001 was $2.64 million compared to $1.82 million for the year ended December 31, 2000, a 45% increase. The increase resulted primarily from improved net interest margins as the Company's cost of funds decreased more rapidly than revenues decreased. The net interest margin was 3.23% for 2001 compared to 2.70% for 2000. Net interest margin is determined by interest on loans and rental income less interest expense divided by average loans and leased properties.

Total revenues were $12.37 million for the year ended December 31, 2001 compared to $14.16 million for the year ended December 31, 2000, a 13% decrease. Interest on loans decreased 22% to $7.89 million for the year ended December 31, 2001 compared to $10.18 million for the year ended December 31, 2000. The large decrease in interest income from loans was primarily due to the 25% decrease in the prime rate. The average prime rate was 6.92% for the year ended December 31, 2001 compared to 9.24% for the year ended December 31, 2000 and average loans under management decreased $6.75 million from a year ago.

Rental income was $3.89 million for the year ended December 31, 2001 compared to $3.76 million for the year ended December 31, 2000, a 3% increase. At December 31, 2001 the Company had $34.88 million in leased properties, net of accumulated depreciation, compared to $35.42 million at December 31, 2000.

One property and a piece of vacant land were sold during 2001 resulting in a total gain of $0.15 million and two properties were acquired through foreclosure proceedings.

Other income increased $0.01 million to $0.19 million for the year ended December 31, 2001 from $0.18 million for the year ended December 31, 2000 due to an increase in letter of credit fees. Other income also includes a $0.25 million gain from the termination of two interest rate swaps during the year ended December 31, 2001 (See Note 14).

Interest expense decreased 29% to $7.03 million from $9.93 million for the year ended December 31, 2001 as compared with the year ended December 31, 2000 primarily due to lower rates for the Company's cost of funds. The Company's debt has primarily variable rates which were significantly lowered as the Federal Reserve cut interest rates during 2001. The average debt balance for the year ended in 2001 decreased 2%, or $3.07 million, when compared to the prior year. As a result of interest rate swaps, the Company recognized a reduction in interest expense of $0.69 million for the year ended December 31, 2001, and an increase in interest expense of $0.05 million for the year ended December 31, 2000.

Depreciation on leased properties increased $0.06 million and management fee expense decreased $0.02 million. Other operating expenses increased to $0.78 million for the year ended December 31, 2001 compared to $0.60 million for the year ended December 31, 2000. This increase was due to additional expenses for certain leased properties.

The Company and its qualified REIT subsidiary, BMSBLC, qualify as a real estate investment trust under the Internal Revenue Code. Accordingly, they are not subject to income tax on taxable income that is distributed to shareholders. During 2001, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on the sale of real estate properties by paying income tax on the gains. The Company retained $0.15 million in capital gains and paid $0.06 million in taxes as of December 31, 2001. Tax basis income for financial services (before the preferred stock dividend) was approximately $3.99 million or $1.07 per share (diluted) for the year ended December 31, 2001. Book income for financial services (before the preferred stock dividend) was $2.64 million or $0.71 per share (diluted) due to the elimination of intercompany revenue and expenses from the consumer products segment and normal book/tax adjustments. For the year ended December 31, 2000, tax basis income for financial services (before the preferred stock dividend) was approximately $3.58 million or $0.93 per share (diluted) and book income (before the preferred stock dividend) was $1.82 million or $0.47 per share (diluted) due to the elimination of intercompany revenue and expenses from the consumer products segment and normal book/tax adjustments.

Liquidity and Capital

Consumer Products

Total assets of consumer products were $17.07 million as of December 31, 2002 and $19.17 million as of December 31, 2001, an 11% decrease.

Cash decreased to $0.50 million at December 31, 2002 from $0.68 million at December 31, 2001.

Accounts receivable, net of the allowance, decreased to $3.23 million at December 31, 2002 from $3.95 million at December 31, 2001. LPI's receivables increased $0.48 million and LMOD's receivables decreased $1.20 million as a result of their respective fourth quarter sales.

Inventory, net of the allowance for obsolete inventory, was $6.35 million at December 31, 2002 compared to $6.77 million at December 31, 2001. LMOD's inventory decreased $1.07 million and LPI's inventory increased $0.65 million.

Fixed assets increased by $0.39 million which included $0.28 million of machinery and equipment additions. Accumulated depreciation increased by $0.55 million, resulting in a net decrease to fixed assets of $0.16 million between December 31, 2002 and 2001.

Prepaid corporate taxes decreased $0.12 million from the prior year due to the refund of 2001 estimated income tax payments. Deferred income taxes increased by $0.60 million between December 31, 2002 and 2001 due to the recognition of income tax loss carryforwards from LPI. LMOD received payment of a remaining loan balance of $0.62 million from an independent third party during 2002. Other prepaid expenses did not change significantly between the years.

A licensing agreement with the Family Trust of the founder of LMOD, Lee Middleton, allows LMOD to manufacture and sell certain dolls designed by Lee Middleton. The $2.5 million agreement gives LMOD the right to produce certain dolls until April 28, 2003, and an additional twelve months to sell any remaining inventory. The agreement is treated as an intangible asset with a definite five year life. The remaining unamortized balance of the licensing agreement was $0.17 million and $0.67 million as of December 31, 2002 and 2001, respectively. Sales of Lee Middleton designed dolls have been decreasing during the past few years and represented less than five percent of LMOD's sales during 2002. Artist Reva Schick now designs dolls for LMOD under a royalty agreement.

Goodwill was recorded when the Company purchased the remaining interest in the stock from the estate of Lee Middleton, the founder of LMOD, on April 30, 1998. The purchase price exceeded the book value by $0.62 million. As of December 31, 2002 and 2001, the balance of the goodwill, net of previous accumulated amortization, was $0.51 million. For the years ended December 31, 2002 and 2001, no impairment was recorded.

LMOD decreased its short-term borrowings on a line of credit with the Bank by $2.16 million during the year ended December 31, 2002. The remaining balance on the line of credit of $1.24 million matured and was paid on February 28, 2003. The debt was replaced with intercompany loans which are collateralized by LMOD's and LPI's accounts receivable and inventory.

Accounts payable and other liabilities did not change significantly between the years.

Financial Services

Total assets of financial services were $108.47 million as of December 31, 2002 and $138.09 million as of December 31, 2001.

Cash increased to $0.43 million at December 31, 2002 from $0.23 million at December 31, 2001.

Interest and rent receivable decreased to $0.52 million as of December 31, 2002 from $0.57 million at December 31, 2001. Interest receivable decreased $0.16 million due to lower interest rates and due to lower outstanding loan balances. Rents receivable increased $0.11 million primarily due to two tenants becoming delinquent in their rent payments. The rent receivable is shown net of an allowance for doubtful accounts of $150,000 as of December 31, 2002 and 2001, respectively. At December 31, 2002, three borrowers were on nonaccrual resulting in $0.07 million of gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms. Two tenants were also on nonaccrual resulting in $0.26 million of rental income which would have been recorded had the tenants been current in accordance with their leases.

Fixed assets and other assets, including prepaid amounts, decreased by $0.47 million. Of that amount, prepaid expenses decreased $0.07 million, fixed assets decreased $0.07 million due to depreciation and notes receivable relating to leased properties decreased by $0.23 million.

The Company's interest rate swaps are cash flow hedges and had a fair value of $0.51 million as of December 31, 2002. The $1.19 million decrease in value from December 31, 2001, was due to the termination of two swaps which resulted in a gain of $0.75 million. The remaining $0.44 million decrease was offset by $0.54 million of interest income earned from the interest rate swaps.

Total loans on the balance sheet decreased by $25.62 million or 26% to $73.60 million at December 31, 2002, from $99.22 million at December 31, 2001, with a corresponding decrease in liabilities. As of

December 31, 2002 and 2001, management did not provide an allowance for loan losses. Nonperforming and impaired loans at December 31, 2002, totaled $2.09 million. BMSBLC had unfunded commitments of $1.28 million as of December 31, 2002.

The decrease in loans noted above was primarily due to loans maturing and the Company's inability to replace them with current funding sources. The Company's ability to make additional loans depends upon the ability of the Company to obtain additional sources of acceptable funding. As loans mature, the Company reduces its outstanding indebtedness by the amount of the maturing loans. If the Company is not able to secure additional acceptable funding to replace the debt which has been paid, the Company's loan portfolio will decline, with a resulting decrease in net income. The Company is constantly seeking additional acceptable sources of funding but, to date, has not been successful in obtaining additional acceptable funding sources. If, however, the Company were able to replace existing debt with the proceeds of other funding sources, the Company would seek to use such proceeds to make new loans. However, the Company's management agreement with InvestorsBank prevents it from making new loans to other than existing customers without the prior consent of InvestorsBank. Neither the ability of the Company to obtain new funding sources nor the likelihood that the Company could utilize such funding sources to make new loans is certain or guaranteed. Additionally, the planned redemption of $16.9 million of preferred stock in 2008 requires the Company to continue to focus on asset quality while de-leveraging the balance sheet.

Leased properties, net of accumulated depreciation, decreased to $32.37 million as of December 31, 2002, compared to $34.88 million as of December 31, 2001. One new property is under construction and improvements to existing properties totaled $1.64 million during 2002. Two properties were sold during 2002 resulting in income net of related taxes of $0.78 million.

The financial services' total consolidated indebtedness at December 31, 2002 decreased $29.10 million. As of December 31, 2002, financial services had $35.60 million outstanding in long-term debt and $54.75 million outstanding in short-term borrowings compared to $48.44 million outstanding in long-term debt and $71.01 million outstanding in short-term borrowings as of December 31, 2001. BMSBLC's short-term debt facility consists of commercial paper and drawn letters of credit backed by a $60 million line of credit that matures on June 27, 2003. If commercial paper would become unavailable, BMSBLC would have to draw upon its back-up line of credit which would have higher interest rates and would result in a reduction of net income. BMSBLC expects that its line of credit will be renewed at its June 27, 2003 maturity. However, if the line of credit is not renewed, BMSBLC would have to seek other financing sources. There is no guarantee that any such alternative financing sources could be obtained. Long-term debt of $2.67 million matures in 2006, $0.06 million in 2010, $7 million matures in 2013, $1.39 million in 2018, and $24.48 million matures at the varying maturity dates of the underlying notes (See Note 12).

Critical Accounting Policies

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following areas require management to make estimates that are susceptible to significant change in the near term.

Consumer Products

Allowance for doubtful accounts. The Company provides an allowance for doubtful accounts based on management's estimate of uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

Inventory valuation. Inventories are valued at lower of cost or market using the first-in, first-out (FIFO) method.

Allowance for obsolete inventory. The Company provides an allowance for obsolete inventory items based on management's estimate. The estimate is based on items which are slow-moving or obsolete and for which management estimates that full value cannot be realized.

Amortization of goodwill. The Financial Accounting Standards Board issued Statement 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). This statement provides that goodwill and indefinite lived intangible assets are no longer amortized against income but are reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, of a reporting unit is below its carrying value. In the year of adoption, any impairment loss will be recorded as a cumulative effect of a change in accounting principle. Thereafter, goodwill impairment losses will be charged to operations.

Deferred tax assets. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, health insurance, deferred revenue, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory and charitable contribution carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Financial Services

Accrual of interest income. Interest income is accrued on the unpaid principal balance of loans. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payments of interest or principal when they become due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Accrual of rental income. Rent is accrued on a monthly basis based on lease agreements. If it is determined by management that the lessee will not be able to make rent payments as required by the lease agreement, the accrual of rent is discontinued until management determines the rent to be collectible.

Allowance for loan losses. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses. Management reviews the value of the collateral securing each loan to determine if an allowance for loan losses is necessary.

Leased properties. Leased properties are recorded at cost and are depreciated using the straight-line method. The costs of normal repairs and maintenance are charged to expense as incurred.

Nonperforming loans. A loan is impaired when, based on current information and events, management does not expect to collect all amounts due according to the contractual terms of the loan agreement in the normal course of business. A loan is also impaired when the loan contract is restructured by extending the due date of either principal or interest payments or by reducing the interest rate on the loan. A loan is not impaired during a period of delay in payment if management expects to collect all amounts due including accrued interest at the contractual interest rate for the period of the delay. When the projected cash flow of the business from all sources including capital contributions, conversion of assets to cash, and net income plus depreciation are inadequate to make contractual payments as scheduled, then the loan is considered impaired.

Unfunded commitments. Unfunded commitments are recorded in the financial statements when they are funded or when related fees are incurred or received.

Derivative Instruments. The Company has adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133", and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These statements require the Company to designate all derivative instruments as either fair value hedges or cash flow hedges and to record the hedge on the balance sheet at its fair market value. The net gain/loss on instruments classified as cash flow hedges are reported as changes in other comprehensive income. The net gain/loss on instruments classified as fair value hedges are reported as increases/decreases in current year earnings. All derivatives are marked to market on the balance sheet.

Fair Value of Financial Instruments. Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company (See Note 20).

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "could", "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, including the condition of the local real estate market, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, competition, demand for financial services in the Company's market area, demand for the Company's consumer products, payment when due of principal and interest on loans made by the Company, payment of rent by lessees on Company properties and the necessity to make additions to the Company's loan loss reserve. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company utilizes derivative instruments for purposes of asset liability management which involves both credit and market risk. The Company has entered into various interest rate swap agreements with other financial institutions to manage interest rate exposure. The Company may be susceptible to risk with respect to interest rate swap agreements to the extent of nonperformance by the financial institutions participating in the interest rate swap agreements. However, the Company does not anticipate nonperformance by these institutions.

Interest rate swaps are contracts in which a series of interest rate payments are exchanged over a specified period based on a notional amount. The notional amount on which the interest payments are based is not exchanged. Therefore, notional amounts do not represent direct credit exposures as the exposure is limited to the net difference between the calculated amounts to be received and paid by the financial institutions participating in the interest rate swap. Most interest rate swaps involve the exchange of fixed and floating interest rates. By entering into an interest rate swap the Company can change the interest payment stream and effectively change fixed rate debt into variable rate debt.

The Company's interest rate swap agreements are structured so that the Company pays a variable interest rate and receives a fixed rate based on the LIBOR index. In August of 2001, the Company entered into additional interest rate swap agreements which then fixed the interest rate spread of the existing rate swaps. These swap agreements allow the Company to pay a fixed rate and receive a variable rate based on the LIBOR index.

The following table summarizes the interest rate swap agreements in effect at December 31, 2002:

Notional Amount	Company Payment	Fair Market Value	Variable Interest Rate (Paid) Received	Fixed Interest Rate Received (Paid)	Expiration Date	Rate Index
$ 16,908,000	Variable	$ 364,995	(1.40000%)	5.725%	06/30/03	LIBOR
16,908,000	Fixed	(237,624)	1.40000%	(4.160)%	06/30/03	LIBOR
5,000,000	Variable	618,851	(1.42000%)	7.600%	03/10/05	LIBOR
5,000,000	Fixed	(329,060)	1.42000%	(5.030)%	03/10/05	LIBOR
3,125,000	Variable	280,887	(1.40000%)	6.500%	09/29/05	LIBOR
3,125,000	Fixed	(185,733)	1.40000%	(5.010)%	09/29/05	LIBOR

As a result of hedge arrangements, the Company recognized a $0.54 million reduction in interest expense for the year ended December 31, 2002 and a $0.69 million reduction in interest expense for the year ended December 31, 2001. In, addition, the Company recognized a gain of $0.75 million in 2002 and a gain of $0.25 million in 2001 on the termination of interest rate swaps.

Item 8. Financial Statements and Supplementary Data

The Middleton Doll Company

Consolidated Financial Statements

Contents

Financial Statement Schedules

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Middleton Doll Company and Subsidiaries
Waukesha, Wisconsin

We have audited the accompanying consolidated balance sheets of The Middleton Doll Company and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. We have also audited the financial statement schedules listed in Item 8. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Middleton Doll Company and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Item 8, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



VIRCHOW, KRAUSE & COMPANY, LLP

Milwaukee, Wisconsin
January 24, 2003

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
CONSUMER PRODUCTS		
Current Assets:		
Cash and cash equivalents	$ 500,815	$ 681,267
Accounts receivable, net	3,233,376	3,954,444
Inventory, net	6,206,737	6,093,822
Prepaid inventory	142,512	676,943
Prepaid corporate taxes	677,295	798,262
Other prepaid expenses	327,977	304,775
Total current assets	11,088,712	12,509,513
Property and equipment, net	3,995,514	4,150,695
Loan	-	621,968
Deferred income taxes	1,316,526	716,722
Licensing agreement, net	166,666	666,666
Goodwill	506,145	506,145
Total Consumer Products Assets	17,073,563	19,171,709
FINANCIAL SERVICES		
Cash and cash equivalents	433,847	229,506
Interest receivable	268,091	431,284
Rent receivable, net	250,487	136,939
Loans, net	73,600,884	99,218,367
Leased properties, net	32,374,813	34,876,486
Property and equipment, net	73,404	141,340
Interest rate swap contracts	512,316	1,704,170
Other assets	951,260	1,356,617
Total Financial Services Assets	108,465,102	138,094,709
TOTAL ASSETS	$ 125,538,665	$ 157,266,418

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2002 and 2001

LIABILITIES, MINORITY INTEREST, PREFERRED STOCK AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES		
CONSUMER PRODUCTS		
Short-term borrowings	$ 1,242,000	$ 3,400,000
Accounts payable	1,019,546	794,179
Accrued salaries	250,611	217,078
Accrued liabilities	494,784	753,826
Total Current Liabilities	3,006,941	5,165,083
Long-term debt	-	16,518
Total Consumer Products Liabilities	3,006,941	5,181,601
FINANCIAL SERVICES		
Commercial paper	51,272,618	62,806,903
Lines of credit	3,480,000	8,200,000
Direct pay letter of credit obligation	7,305,000	7,800,000
State of Wisconsin Investment Board notes payable	9,666,667	11,000,001
Loan participations with repurchase options	17,184,176	28,123,907
Other borrowings	1,441,042	1,512,317
Accrued liabilities	1,657,322	1,484,405
Total Financial Services Liabilities	92,006,825	120,927,533
MINORITY INTEREST AND PREFERRED STOCK		
Minority interest in subsidiaries	51,641	255,260
Redeemable Preferred stock, 1 cent par value, 3,000,000 shares authorized, 690,000 shares issued	17,250,000	17,250,000
Redeemable Preferred Treasury stock 15,809 shares, at cost	(395,225)	(395,225)
SHAREHOLDERS' EQUITY		
Common stock, 6 2/3 cents par value, 15,000,000 shares authorized, 4,401,599 shares issued	293,441	293,441
Additional paid-in capital	16,604,744	16,604,744
Retained earnings	2,933,904	2,170,816
Treasury stock, 674,010 shares, at cost	(6,725,922)	(6,725,922)
Accumulated other comprehensive income	512,316	1,704,170
	13,618,483	14,047,249
TOTAL LIABILITIES, MINORITY INTEREST, PREFERRED STOCK AND SHAREHOLDERS' EQUITY	$ 125,538,665	$ 157,266,418

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
CONSUMER PRODUCTS			
NET SALES	$ 23,463,333	$ 27,230,808	$ 29,070,575
COST OF GOODS SOLD	13,910,220	14,965,180	14,883,028
Gross Profit	9,553,113	12,265,628	14,187,547
OPERATING EXPENSES			
Sales and marketing	4,978,653	6,324,482	4,756,412
New product development	868,100	991,648	702,005
General and administrative	3,909,984	4,659,596	3,916,553
Total Operating Expenses	9,756,737	11,975,726	9,374,970
Net operating income (loss)	(203,624)	289,902	4,812,577
OTHER INCOME (EXPENSES)			
Interest expense	(167,091)	(253,642)	(153,133)
Other income, net	39,256	25,171	229,238
Net Other Income (Expenses)	(127,835)	(228,471)	76,105
Income (loss) before income taxes, minority interest and intercompany charges	(331,459)	61,431	4,888,682
Less: Applicable income tax (expense) benefit	826,718	(25,064)	(1,466,604)
Minority interest in earnings of subsidiaries	(84,129)	(101,806)	(106,085)
INCOME (LOSS) BEFORE INTERCOMPANY CHARGES - CONSUMER PRODUCTS	$ 411,130	$ (65,439)	$ 3,315,993
FINANCIAL SERVICES			
REVENUES			
Interest on loans	$ 4,849,362	$ 7,894,999	$ 10,184,955
Rental income	3,636,388	3,887,964	3,764,427
Gain on sales of leased properties	1,186,961	150,979	36,471
Other income	209,230	188,639	177,693
Gain on termination of interest rate swaps	747,000	249,500	-
Total Revenues	10,628,941	12,372,081	14,163,546
EXPENSES			
Interest expense	3,699,308	7,027,025	9,931,103
Depreciation expense	825,244	863,309	805,320
Management fee expense	985,720	991,511	1,012,023
Other operating expenses	820,658	783,547	599,469
Total Expenses	6,330,930	9,665,392	12,347,915
Income before income taxes and intercompany revenue	4,298,011	2,706,689	1,815,631
Less: Applicable income tax expense	(406,173)	(64,970)	-
INCOME BEFORE INTERCOMPANY REVENUE - FINANCIAL SERVICES	$ 3,891,838	$ 2,641,719	$ 1,815,631

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
TOTAL COMPANY			
Income (loss) before income taxes, minority interest and intercompany activity			
Consumer products	$ (331,459)	$ 61,431	$ 4,888,682
Financial services	4,298,011	2,706,689	1,815,631
Total Company	3,966,552	2,768,120	6,704,313
Income tax benefit (expense)	758,305	416,325	(938,958)
Minority interest in earnings of subsidiaries	(84,129)	(101,806)	(106,085)
NET INCOME	4,640,728	3,082,639	5,659,270
Preferred stock dividends	(1,437,712)	(1,437,713)	(1,394,874)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 3,203,016	$ 1,644,926	$ 4,264,396
Basic earnings per common share	$ 0.86	$ 0.44	$ 1.11
Diluted earnings per common share	$ 0.86	$ 0.44	$ 1.11
Weighted average shares outstanding	3,727,589	3,727,589	3,832,769

SEGMENT RECONCILIATION

	2002	2001	2000
CONSUMER PRODUCTS			
Income (loss) before intercompany charges	$ 411,130	$ (65,439)	$ 3,315,993
Interest and rent expense to parent	(590,088)	(823,953)	(1,223,495)
Management fees to parent	(438,909)	(416,537)	(530,317)
Applicable income tax benefit related to intercompany charges	337,760	506,359	527,646
Total Segment Net Income (Loss)	(280,107)	(799,570)	2,089,827
FINANCIAL SERVICES			
Income before intercompany revenue	3,891,838	2,641,719	1,815,631
Interest and rent income from subsidiary	590,088	823,953	1,223,495
Management fees from subsidiary	438,909	416,537	530,317
Total Segment Net Income	4,920,835	3,882,209	3,569,443
NET INCOME	$ 4,640,728	$ 3,082,639	$ 5,659,270

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total
BALANCES - December 31, 1999	$ 293,441	$ 16,604,744	$ 1,218,617	$ (4,633,158)	$ -	$ 13,483,644
Net income - 2000	-	-	5,659,270	-	-	5,659,270
Purchase 257,200 shares of treasury stock	-	-	-	(2,092,764)	-	(2,092,764)
Cash dividends on preferred stock - 8.53% dividend rate	-	-	(1,394,874)	-	-	(1,394,874)
Cash dividends on common stock - $.65 per share	-	-	(2,517,199)	-	-	(2,517,199)
BALANCES - December 31, 2000	293,441	16,604,744	2,965,814	(6,725,922)	-	13,138,077
Comprehensive income						
Net income - 2001	-	-	3,082,639	-	-	3,082,639
Unrealized gains on cash flow hedges	-	-	-	-	2,645,838	2,645,838
Reclassification adjustment for gains realized on termination of cash flow hedges included in net income	-	-	-	-	(249,500)	(249,500)
Reclassification adjustment for cash flow hedging gains included in net income	-	-	-	-	(692,168)	(692,168)
Total Comprehensive Income						4,786,809
Cash dividends on preferred stock - 8.53% dividend rate	-	-	(1,437,713)	-	-	(1,437,713)
Cash dividends on common stock - $.65 per share	-	-	(2,439,924)	-	-	(2,439,924)
BALANCES - December 31, 2001	293,441	16,604,744	2,170,816	(6,725,922)	1,704,170	14,047,249
Comprehensive income						
Net income - 2002	-	-	4,640,728	-	-	4,640,728
Unrealized gains on cash flow hedges	-	-	-	-	95,317	95,317
Reclassification adjustment for gains realized on termination of cash flow hedges included in net income	-	-	-	-	(747,000)	(747,000)
Reclassification adjustment for cash flow hedging gains included in net income	-	-	-	-	(540,171)	(540,171)
Total Comprehensive Income						3,448,874
Cash dividends on preferred stock - 8.53% dividend rate	-	-	(1,437,712)	-	-	(1,437,712)
Cash dividends on common stock - $.65 per share	-	-	(2,439,928)	-	-	(2,439,928)
BALANCES - December 31, 2002	$ 293,441	$ 16,604,744	$ 2,933,904	$ (6,725,922)	$ 512,316	$ 13,618,483

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
CONSUMER PRODUCTS			
CASH FLOWS FROM OPERATING ACTIVITIES			
Segment net income (loss)	$ (280,107)	$ (799,570)	$ 2,089,827
Adjustments to reconcile segment net income (loss) to net cash flows from operating activities			
Depreciation and amortization	1,357,557	1,099,844	1,113,760
Provision for losses on accounts receivable	479,984	390,845	15,400
(Gain) loss on disposal of property and equipment	(6,391)	16,508	-
Provision for inventory reserve	186,583	372,401	305,823
Deferred income tax benefit	(599,804)	(304,464)	(192,258)
Change in minority interest in subsidiaries	(203,619)	101,806	112,399
Net change in			
Accounts receivable	241,084	(458,787)	(947,474)
Inventory, net	(299,498)	(37,092)	(1,754,721)
Other assets	632,196	(178,858)	(447,891)
Accounts payable	225,367	(107,161)	12,871
Other liabilities	(225,509)	(111,370)	(40,139)
Net Cash Flows from Operating Activities	1,507,843	(15,898)	267,597
CASH FLOWS FROM INVESTING ACTIVITIES			
Property and equipment expenditures	(695,985)	(1,301,255)	(1,136,703)
Repayment of loans	621,968	-	-
Net Cash Flows from Investing Activities	(74,017)	(1,301,255)	(1,136,703)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in short term borrowings	(2,158,000)	2,223,074	976,926
Net (decrease) increase in other notes payable	(16,518)	(301,298)	287,890
Net intercompany transactions	560,240	(551,774)	(298,211)
Net Cash Flows from Financing Activities	(1,614,278)	1,370,002	966,605
Net Change in Cash and Cash Equivalents	(180,452)	52,849	97,499
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	681,267	628,418	530,919
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 500,815	$ 681,267	$ 628,418
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 167,091	$ 191,402	$ 153,133
Cash paid (received) for income taxes	(685,641)	214,834	955,232

See accompanying notes to consolidated financial statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
FINANCIAL SERVICES			
CASH FLOWS FROM OPERATING ACTIVITIES			
Segment net income	$ 4,920,835	$ 3,882,209	$ 3,569,443
Adjustments to reconcile segment net income to net cash flows from operating activities			
Depreciation	825,244	863,309	805,319
Change in appreciation on investments	-	-	(33,514)
Gain on sale of leased properties	(1,186,961)	(150,979)	(36,471)
Net change in			
Interest receivable	163,193	341,620	(175,199)
Rent receivable	(113,548)	159,515	(916,500)
Other assets	405,357	65,794	29,601
Accrued liabilities	172,917	(305,353)	-
Net Cash Flows from Operating Activities	5,187,037	4,856,115	3,242,679
CASH FLOWS FROM INVESTING ACTIVITIES			
Net loan repayments received	25,617,483	12,050,935	1,960,378
Proceeds from sale of leased properties	6,199,083	1,387,187	1,645,657
Purchase or construction of leased property	(3,267,757)	(1,467,508)	(13,671,667)
Property and equipment expenditures	-	-	(8,972)
Net intercompany transactions	(560,240)	551,774	298,211
Net Cash Flows from Investing Activities	27,988,569	12,522,388	(9,776,393)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in commercial paper	(11,534,285)	1,461,038	(7,311,307)
Net change in lines of credit	(4,720,000)	200,000	3,000,000
Net payments on letter of credit	(495,000)	(4,285,000)	12,085,000
Repayment of SWIB notes	(1,333,334)	(1,333,332)	(1,333,334)
Proceeds from (repayment of) loan participations with repurchase options	(10,939,731)	(9,333,449)	4,733,121
Net repayment of other long-term debt	(71,275)	(65,893)	(5,551)
Preferred stock dividends paid	(1,437,712)	(1,437,713)	(1,448,124)
Common stock dividends paid	(2,439,928)	(2,439,924)	(2,517,199)
Purchase of treasury stock	-	-	(2,092,764)
Net Cash Flows from Financing Activities	(32,971,265)	(17,234,273)	5,109,842
Net Change in Cash and Cash Equivalents	204,341	144,230	(1,423,872)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	229,506	85,276	1,509,148
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 433,847	$ 229,506	$ 85,276
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 4,085,858	$ 7,307,518	$ 9,718,128

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of The Middleton Doll Company and Subsidiaries (the Company) include the accounts of the Company, Bando McGlocklin Small Business Lending Corporation (BMSBLC) and Lee Middleton Original Dolls, Inc. (LMOD). LMOD includes the accounts of its wholly owned subsidiary License Products, Inc. (LPI) and its 51% owned subsidiary, Middleton (HK) Limited (MHK). In 2002, Middleton (HK) Limited was liquidated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Business

On May 3, 2001, the shareholders approved a name change from Bando McGlocklin Capital Corporation to The Middleton Doll Company. The Middleton Doll Company and Subsidiaries (the Company), was incorporated in February 1980, to provide long-term secured loans to small businesses. At the present time, the Company consists of two business segments, the financial services segment and the consumer products segment.

The financial services segment consists of the Company and its wholly-owned subsidiary BMSBLC. Both the Company and BMSBLC operated as a real estate investment trust (REIT) pursuant to the provisions of Section 856 of the Internal Revenue Service Code of 1986, as amended. The principal business of the segment is making loans and leasing buildings to small businesses. The segment has participated in loans with third party loan originators.

The consumer products segment consists of a 99% interest in LMOD, including a 51% interest in LMOD's subsidiary, MHK, and a 100% interest in LPI. On January 1, 2002, LMOD acquired the remaining 49% interest in LPI. LMOD is a manufacturer of collectible vinyl dolls and a distributor of vinyl play dolls. LPI designs, develops and markets a line of quality, proprietary time pieces.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for loan and lease losses and doubtful accounts and the valuation of inventories and deferred income tax assets.

Segment Information

The Company is reporting segment assets, liabilities, sales and operating income in the same format reviewed by the Company's management. As discussed in Nature of Business above, the Company has two reportable segments: consumer products (which includes LMOD, MHK and LPI) and financial services (which includes the Company and BMSBLC). Segment information required to be disclosed is included in the accompanying consolidated financial statements. Intersegment charges are reflected in the segment reconciliation on the consolidated statements of income and on the consolidated statements of cash flows.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as those financial assets with an original maturity of three months or less. The Company may at times maintain balances at financial institutions that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

A loan is considered impaired when, based on current information and events, it is probable that the lender will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Management reviews the value of the collateral on each loan to determine if an allowance for loan losses is necessary. Management has determined that no allowance for loan losses is necessary.

Rent Receivable

Rent receivable is accrued on a monthly basis based on the lease agreement. If at any point it is determined the lessee will not make rent payments as dictated by the lease agreement, the accrual of rent is discontinued until management determines the rent to be collectible. Rent receivable is presented net of an allowance for lease losses of $150,000 at December 31, 2002 and 2001.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $332,386 and $326,389 at December 31, 2002 and 2001, respectively.

Interest Rate Swap Agreements

The Company enters into interest rate swap agreements as a means of managing its interest rate exposure. The differential to be paid or received on all interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements. The swap agreements are recorded at fair value on the consolidated balance sheet with the net adjustment recorded as other comprehensive income.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Inventory

Inventories of LMOD and LPI are valued at lower of cost or market using the first-in, first-out (FIFO) method.

Leased Properties

Leased properties are recorded at their cost value. Depreciation is calculated using the straight-line method over 40 years for book purposes and 39 years for tax purposes. The costs of normal repairs and maintenance are charged to expense as incurred.

Property and Equipment

Property and equipment primarily represent manufacturing property, plant and equipment of LMOD and LPI. Property and equipment is stated at cost and depreciated using straight-line methods for financial statement purposes and accelerated methods for income tax purposes. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the property and equipment accounts.

Revenue Recognition

Revenue is recognized when products are shipped.

Research and Development Costs

The cost of research, development and product improvement costs are charged to expense as they are incurred. Research, development and product improvement costs are reported as a separate component of operating expenses and total $868,100, $991,648 and $702,005 for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-Based Compensation Plan

At December 31, 2002, the Company has a stock-based employee compensation plan which is described more fully in Note 17. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the approximate market value of the underlying common stock on the date of grant. The following table illustrates, in accordance with SFAS No. 148 *Accounting for Stock-Based Compensation - Transition and Disclosure*, the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2002	2001	2000
Net income available to common shareholders - as reported	$ 3,203,016	$ 1,644,926	$ 4,264,396
Basic earnings per share - as reported	$ 0.86	$ 0.44	$ 1.11
Diluted earnings per share - as reported	$ 0.86	$ 0.44	$ 1.11

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company and its qualified REIT subsidiary, BMSBLC, qualify as real estate investment trusts under the Internal Revenue Code. Accordingly, they are not subject to income tax on taxable income that is distributed to shareholders. During 2001 and 2002, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on sale of real estate properties and pay the corresponding tax on the gains.

In order to qualify as a REIT under the Internal Revenue Code, the Company, together with its qualified REIT subsidiary, BMSBLC, among other requirements, must meet certain annual income and quarterly asset diversification tests including not holding the securities of any one issuer valued at more than 5% of total assets, and not holding more than 10% of the outstanding voting securities of any one issuer, unless, in both cases, that issuer qualifies as a taxable real estate investment trust subsidiary.

LMOD and LPI are taxed as C corporations and file a consolidated federal income tax return and individual state income tax returns.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, heatlh insurance, deferred revenue, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory and charitable contribution carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense was $920,361, $1,408,734 and $1,173,154 for the years ended December 31, 2002, 2001 and 2000, respectively

Off-Balance Sheet Financial Instruments

In the ordinary course of business BMSBLC has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Derivative Financial Instruments Designated As Hedges

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These statements require the Company to designate all derivative instruments as either fair value hedges or cash flow hedges and to record the hedge on the balance sheet at its fair value. The net gain/loss on instruments classified as cash flow hedges are reported as changes in other comprehensive income. The net gain/loss on instruments classified as fair value hedges are reported as increases/decreases in current year earnings.

As part of the Company's asset/liability management, the Company uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. The interest component associated with the contract is recognized over the life of the contract as an adjustment to interest expense.

Contracts that do not meet the hedging criteria are classified as trading activities and are recorded at fair value with changes in fair value recorded in earnings.

Earnings Per Share

Earnings per share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Carrying Amounts Approximate Fair Values for the Following Instruments

Cash and cash equivalents
Accounts receivable
Interest receivable
Rent receivable
Variable rate loans that reprice frequently where no significant change in credit risk has occurred
Short-term borrowings
Accounts payable
Variable rate long-term debt

Quoted Market Prices

Where available, or if not available, based on quoted market prices of comparable instruments for the following instruments:

Interest rate swaps
Redeemable preferred stock

Discounted Cash Flows

Using interest rates currently being offered on instruments with similar terms and with similar credit quality:

All loans except variable rate loans described above
Fixed rate long-term debt

Quoted fees currently being charged for similar instruments

Taking into account the remaining terms of the agreements and the counterparties' credit standing:

Off-balance-sheet instruments

Letters of credit
Lending commitments

Since the majority of the Company's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Company had determined these do not have a distinguishable fair value.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recent Statement of Financial Accounting Standards (SFAS) Pronouncements

SFAS No. 143, *Accounting for Asset Retirement Obligations*, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as a component of the carrying amount of the long-lived asset and allocated to expense over the useful life of the asset. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe the adoption of this statement will have a material impact on the consolidated financial statements.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed*. SFAS No. 144 provides one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held for use or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted this statement as of January 1, 2002 and the implementation of this standard did not have a material impact on the consolidated financial statements.

SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and amends SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. It also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*. It further amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Most provisions of this statement are effective for financial statements issued for fiscal years beginning after May 15, 2002. Adoption of this statement is not expected to have a material impact on the consolidated financial statements.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this statement is not expected to have a material impact on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the Interpretation will have a material impact on its consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities.* This Interpretation addresses consolidation by business enterprises of variable interest entities. Under current practice, entities generally have been included in consolidated financial statements because they are controlled through voting interests. This Interpretation explains how to identify variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Company does not anticipate FIN 46 will have a material impact to its consolidated financial statements.

Reclassification

Certain 2001 and 2000 amounts have been reclassified to conform with the 2002 presentation. The reclassifications have no effect on reported amounts of net income or equity.

NOTE 2 - Related Entity

The Company shares common ownership and management with InvestorsBancorp, Inc. (the Bank). The Company and the Bank have a Management Services and Allocation of Expenses Agreement (the Agreement). The Agreement allows the employees of the Bank to provide loan management, leasing and accounting services to the Company for a fee, payable monthly. Management fee expense relating to the Agreement was $985,720, $991,511 and $1,012,023 for the years ended December 31, 2002, 2001 and 2000, respectively. Overhead expenses and rent are also shared between the two entities in accordance with the Agreement.

During the year ended December 31, 2000, InvestorsBancorp, Inc. borrowed $2,500,000 from the Company. The loan was unsecured and matures April 30, 2010 with interest payable quarterly at Prime plus 2%. At December 31, 2001, the outstanding principal balance on the note was $2,500,000. In 2002, the loan was paid in full.

NOTE 3 - Concentration

The consumer products segment's customers are not concentrated in any specific geographic region. The Company establishes an allowance for doubtful accounts based upon the factors surrounding the credit risk of specific customers, historical trends and other information. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

The financial services segment grants loans and leases properties to small and medium-sized businesses primarily in southeastern Wisconsin. As of December 31, 2002 and 2001, respectively, the Company had loans outstanding to its largest borrower totaling $11,609,853 and $12,412,449 which represented approximately 16% and 7 total loans outstanding.

Approximately 50% of LMOD's labor force is subject to a collective bargaining agreement. The agreement's expiration date is April 30, 2004.

NOTE 4 - Loans

Approximately 85% of the Company's loan portfolio consists of variable-rate loans with terms of five to fifteen years. Substantially all loans are collateralized by first or second mortgages on commercial real estate.

Impaired loans were $2,006,016 and $520,135 at December 31, 2002 and 2001, respectively. The average recorded amount of impaired loans during 2002 and 2001 was $901,697 and $531,848, respectively. The interest accrued on the impaired loans was $20,936 and $20,936 at December 31, 2002 and 2001, respectively. There was no allowance for loan loss related to these loans at December 31, 2002 and 2001. At December 31, 2000, there was an allowance of $150,000 related to these loans. Interest income on impaired loans of $34,405, $18,115 and $27,228 was recognized for cash payments received in 2002, 2001 and 2000, respectively.

Undisbursed loan commitments and lines of credit totaled $1,284,931 and $559,450 at December 31, 2002 and 2001, respectively. There were no letters of credit outstanding as of December 31, 2002.

NOTE 5 - Allowance for Loan and Rent Losses

The allowance for loan and rent losses is established as losses are estimated to have occurred through a provision for loan and rent losses charged to earnings. Management reviews the entire loan and rent receivable portfolio when determining the necessary allowance. As of December 31, 2002 and 2001, the allowance was $150,000.

NOTE 6 - Loans Sold

The Company sells loans with the option to repurchase them at a later date. During 2002 and 2001, the Company sold $2,818,488 and $913,607, respectively, of loans to third parties with the option to repurchase them. These sales all have been accounted for as secured financings. As of December 31, 2002 and 2001, the balance of loan participations sold with repurchase options was $17,184,176 and $28,123,907, respectively. Of this amount approximately $7 million and $15 million was sold to a single non-related party as of December 31, 2002 and 2001, respectively. These loan participations mature as the corresponding notes mature with the maturities ranging from one to six years. Under the terms of the repurchase agreements, the Company retains servicing rights for the entire loan. As servicer and provider of recourse, certain agreements require the Company to comply with various covenants, including the maintenance of net worth. As of December 31, 2002, the Company was in compliance with these covenants.

For the loans sold with no recourse, the Company is susceptible to loss on the loans up to the percentage of the retained interest to the extent the underlying collateral is insufficient in the event of nonperformance by the borrower. The Company's retained interest is subordinated to the portion sold. For the loans sold with full recourse, the Company is susceptible to loss equal to the total principal balance of the loan to the extent the underlying collateral is insufficient in the event of nonperformance. No associated loss reserve has been established as of December 31, 2002 and 2001, for loans which have been sold.

NOTE 7 - Inventory

Inventory consists of the following at December 31:

	2002	2001
Raw materials	$ 2,317,792	$ 2,116,694
Work in process	100,118	113,163
Finished goods	3,885,584	4,147,305
	6,303,494	6,377,162
Allowance for obsolete inventory	(96,757)	(283,340)
	$ 6,206,737	$ 6,093,822

NOTE 8 - Leased Properties

The major categories of leased properties at December 31 are summarized as follows:

	Useful Lives	2002	2001
Land	N/A	$ 4,270,872	$ 4,501,344
Building	40 yrs.	29,617,851	32,351,179
Construction in progress	N/A	780,143	-
Total		34,668,866	36,852,523
Less: accumulated depreciation		(2,294,053)	(1,976,037)
Net		$ 32,374,813	$ 34,876,486

Depreciation expense on leased properties was $757,308, $775,122 and $712,481 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company normally leases its properties pursuant to a lease agreement with initial lease terms, primarily ranging from five to fifteen years. The leases require the lessee to pay all operating expenses including utilities, insurance and taxes. The lease agreements, all of which are operating leases, expire at various dates through 2014 and provide the lessee with renewal and purchase options. If it is determined that the lessee will not be able to make all required lease payments, the lease is put on nonaccrual and no future amounts of rents are accrued. At such time that the lessee becomes current on past lease payments, the Company will resume the accrual of lease payments. Rent receivable is shown net of an allowance of $150,000 at December 31, 2002 and 2001.

NOTE 8 - Leased Properties (cont.)

Minimum future rental income, by year, from these leases based on the agreements in effect at December 31, 2002 is as follows:

Year	Projected Rental Income
2003	$ 3,874,771
2004	3,675,677
2005	3,420,617
2006	2,784,106
2007	2,280,044
Future years	3,821,725
	$ 19,856,940

The Company leased half of its office space to InvestorsBank, a related party. Monthly rents were variable based on LIBOR. Rental income from the related party for the years ended December 31, 2002, 2001 and 2000 was $48,015, $57,618 and $55,747, respectively.

NOTE 9 - Property and Equipment

The major categories of property and equipment at December 31 are summarized as follows:

	Useful Lives	2002	2001
Consumer Products:			
Land	N/A	$ 173,590	$ 173,590
Building	40 yrs.	1,944,685	1,926,002
Machinery and equipment	3-5 yrs.	2,831,628	2,548,121
Furniture and fixtures	7 yrs.	1,834,564	1,743,313
Total		6,784,467	6,391,026
Less: accumulated depreciation		(2,788,953)	(2,240,331)
Net		$ 3,995,514	$ 4,150,695
Financial Services:			
Furniture and fixtures	3-7 yrs	$ 751,532	$ 751,532
Less: accumulated depreciation		(678,128)	(610,192)
Net		$ 73,404	$ 141,340

Depreciation expense for consumer products was $857,557, $568,860 and $582,776 and for financial services was $67,936, $88,187 and $92,839 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 10 - Goodwill and Intangible Assets

The goodwill associated with the April 30, 1998 acquisition of the 49% interest in LMOD amounted to $619,753. The amount, under previous accounting requirements, was amortized over a period of twenty years. The unamortized amount and current carrying value of goodwill is $506,145.

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets*. This Statement provides that goodwill and indefinite lived intangible assets are no longer amortized against income but are reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below its carrying value. Management has conducted the impairment review and determined that the carrying value of goodwill has not been impaired. Accordingly, there were no charges to operations for goodwill impairment. However, adoption of this Statement had the following pro forma impacts to the consolidated financial statements:

	2002	2001	2000
Net income available to common shareholders - as reported	$ 3,203,016	$ 1,644,926	$ 4,264,396
Add back goodwill amortization	-	30,984	30,984
Adjusted net income	$ 3,203,016	$ 1,675,910	$ 4,295,380
Basic earnings per share - as reported	$ 0.86	$ 0.44	$ 1.11
Add back goodwill amortization	-	0.01	0.01
Adjusted net income	$ 0.86	$ 0.45	$ 1.12
Diluted earnings per share - as reported	$ 0.86	$ 0.44	$ 1.11
Add back goodwill amortization	-	0.01	0.01
Adjusted net income	$ 0.86	$ 0.45	$ 1.12

The licensing agreement is a definite-lived intangible asset associated with the right to produce certain dolls under a five year royalty agreement with an original cost of $2,500,000. The licensing agreement is being amortized over five years. Amortization expense for the licensing agreement amounted to $500,000 in each of 2002, 2001 and 2000. Accumulated amortization for the licensing agreement amounted to $2,333,334 and $1,833,334 at December 31, 2002 and 2001, respectively. Amortization expense for 2003 on this agreement will be $166,666.

NOTE 11 - Short-Term Borrowings

Short-term borrowings consist of the following at December 31:

	2002	2001
Consumer Products:		
Short-term borrowings	$ 1,242,000	$ 3,400,000
Financial Services:		
Commercial paper	51,272,618	62,806,903
Lines of credit	3,480,000	8,200,000
Total short-term borrowings	$ 55,994,618	$ 74,406,903

Consumer Products:

LMOD has a loan agreement with a InvestorsBank, a related party, providing for a line of credit of $4,075,000 at prime plus .50%, which was 4.75% at December 31, 2002. The note is due on December 31, 2002 and interest is payable monthly. The note was extended to February 28, 2003, at which time the note was paid in full. The note was paid with proceeds of a new note with similar short-term financing from a related company. The agreement was collateralized by receivables and inventory of LMOD and LPI.

Financial Services:

Commercial paper is issued for working capital purposes with maturities up to 90 days. The average yield on commercial paper outstanding at December 31, 2002 and 2001 was 1.77 and 2.34, respectively.

As of December 31, 2002, BMSBLC has a line of credit with three participating banks. The line of credit agreement provides for a maximum line of credit of $60,000,000 less the outstanding principal amount of the commercial paper and direct pay letter of credit obligation. The agreement bears interest at the prime rate or at the 30, 60, or 90 day LIBOR rate plus one and three-eighths percent. The interest rate index is determined by BMSBLC at the time funds are drawn. Interest is payable monthly and the agreement expires on June 27, 2003. BMSBLC is also required to pay a commitment fee equal to one-half of one percent per year on the unused amount of the loan commitment. The outstanding principal balance was $0 and $825,000 at December 31, 2002 and 2001, respectively.

The financial services' commercial paper and lines of credit are collateralized by a pool of loans with an outstanding balance of $38.8 million and $45.5 million and leased properties with net carrying value of approximately $30.9 million and $33.3 million as of December 31, 2002 and 2001, respectively

The Company has a line of credit agreement with one of its correspondent banks providing for a line of credit of $5,000,000 bearing interest at the prime rate. Interest is payable quarterly and the credit agreement expires on December 31, 2002. The note was extended to February 28, 2003, at which time the note was paid in full. As of December 31, 2002 and 2001, the outstanding principal balance was $3,480,000 and $7,375,000. The credit agreement was collateralized by the stock of LMOD and BMSBLC and a loan with an outstanding balance of $0 and $2,500,000 as December 31, 2002 and 2001, respectively.

The line of credit agreements and the SWIB agreements described in Note 12 contain restrictions on BMSBLC's new indebtedness, acquisition of its common stock, return of capital dividends, past due loans, and realized losses on loans, and requires maintenance of collateral, minimum equity and loan to debt ratios. As of December 31, 2002, BMSBLC is in compliance with all such requirements.

NOTE 12 - Long-Term Debt

Long-term borrowings consist of the following at December 31:

	2002	2001
Consumer Products -		
Capital lease	$ -	$ 16,518
Financial Services:		
Direct pay letter of credit obligation	7,305,000	7,800,000
State of Wisconsin Investment Board notes payable	9,666,667	11,000,001
Other borrowings	1,441,042	1,512,317
	18,412,709	20,328,836
Loan participations with repurchase options (See Note 7)	17,184,176	28,123,907
Total long-term borrowings	$ 35,596,885	$ 48,452,743

Letter of Credit

BMSBLC has a Letter of Credit Agreement with one of its correspondent banks to support the issuance, reissuance and remarketing of industrial revenue bonds. The letter of credit expires on October 15, 2003 unless renewed. The promissory notes of the underlying obligors, which are classified as loans on the Company's balance sheet with an outstanding balance of $7.3 million and $7.9 million as of December 31, 2002 and 2001, respectively are used as collateral under the agreement. The interest rate changes weekly based upon the remarketing agent's lowest rate to permit the sale of the bonds. The outstanding principal balance of the letter of credit and the interest rate was $7,305,000 and 1.80% and $7,800,000 and 1.85% as of December 31, 2002 and 2001, respectively.

BMSBLC entered into a Loan and Trust Agreement with the City of Franklin, Wisconsin and a correspondent bank. The agreement provides for a letter of credit to fund the issuance of industrial development revenue bonds secured by real estate with a fair market value of $1.8 million. The bonds mature on December 1, 2018 with interest payable monthly to the trustee. The interest rate changes weekly based upon the remarketing agent's lowest rate to permit the sale of the bonds. As of December 31, 2002 and 2001, the interest rate was 1.70% and 1.80%, respectively. The outstanding principal balance was $1,385,000 and $1,450,000 at December 31, 2002 and 2001, respectively.

State of Wisconsin Investment Board

BMSBLC has a term note with the State of Wisconsin Investment Board (SWIB) which bears interest at a fixed rate of 9.05% per year through its maturity and is collaterized by specific loans with an outstanding balance of $4.0 million and $4.5 million as of December 31, 2002 and 2001, respectively. The note is payable in equal quarterly installments of $166,667 with a final payment of unpaid principal due November 7, 2006. At December 31, 2002 and 2001, the outstanding principal balance was $2,666,667 and $3,333,334, respectively.

In addition, BMSBLC has a term note with SWIB which bears interest at a fixed rate of 6.98% per year through its maturity and is secured by specific loans with an outstanding balance of $6.9 million and $8.2 million as of December 31, 2002 and 2001, respectively. The note is payable in equal quarterly installments of $166,667 with a final payment of unpaid principal due on June 1, 2013. At December 31, 2002 and 2001, the outstanding principal balance was $7,000,000 and $7,666,667, respectively.

NOTE 12 - Long-Term Debt (cont.)

The SWIB agreements and the line of credit agreements described in Note 11 contain restrictions on BMSBLC's new indebtedness, acquisition of its common stock, return of capital dividends, past due loans, and realized losses on loans, and requires maintenance of collateral, minimum equity and loan to debt ratios. As of December 31, 2002, BMSBLC is in compliance with all such requirements.

Other Long-Term Debt

BMSBLC has a term note with the Milwaukee Economic Development Corporation which bears interest at a fixed rate of 6.00% per year through its maturity and is collaterized by a second mortgage on real estate. The note is payable in equal monthly installments of $819 with a final payment due on January 1, 2010. The outstanding principal balance was $56,042 and $62,317 at December 31, 2002 and 2001, respectively.

Expected annual maturities of long-term debt as of December 31, 2002 are as follows:

2003	$ 8,709,942
2004	1,410,350
2005	1,410,783
2006	1,416,281
2007	750,663
Thereafter	4,714,690
	$ 18,412,709

NOTE 13 - Operating Leases

The consumer products segment leases from third parties various buildings. The leases are classified as operating leases and the buildings are used as offices, warehouses and outlet stores for the storage, distribution and sale of Lee Middleton Original Dolls merchandise as well as for a variety of equipment. Lease expenses were approximately $746,000, $580,000, and $340,000 in 2002, 2001 and 2000, respectively.

At December 31, 2002, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

2003	$ 680,630
2004	650,044
2005	613,695
2006	241,114
2007	12,391
	$ 2,197,874

NOTE 14 - Interest Rate Swaps

The Company utilizes derivative instruments for purposes of asset liability management. These derivative transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures as the exposure is limited to the net difference between the calculated amounts to be received and paid by the financial institutions participating in the interest rate swap. The Company does not anticipate nonperformance by these institutions.

Interest rate swaps are contracts in which a series of interest rate flows are exchanges over a prescribed period. Most interest rate swaps involve the exchange of fixed and floating interest rates. An example of a situation in which the Company would utilize an interest rate swap would be to convert its fixed-rate debt to a variable rate. By entering into the swap, the principal amount of the debt would remain unchanged but the interest payment streams would change.

The Company's swap agreements are structured so that the Company pays a variable interest rate and receives a fixed rate based on various rate indexes. The Company has also entered into additional swap agreements to fix the interest rate spread of the existing interest rate swaps and fixed-rate debt.

The following table summarizes the interest rate swap agreements, designated as cash flow hedges, in effect at December 31, 2002.

Notional Amount	Company Payment	Fair Value Amount	Variable Interest Rate (Paid) Received	Fixed Interest Rate Received (Paid)	Expiration Date	Rate Index
$ 16,908,000	Variable	$ 364,995	(1.40000) %	5.725 %	06/30/03	LIBOR
16,908,000	Fixed	(237,624)	1.40000 %	(4.160) %	06/30/03	LIBOR
5,000,000	Variable	618,851	(1.42000) %	7.600 %	03/10/05	LIBOR
5,000,000	Fixed	(329,060)	1.42000 %	(5.030) %	03/10/05	LIBOR
3,125,000	Variable	280,887	(1.40000) %	6.500 %	09/29/05	LIBOR
3,125,000	Fixed	(185,733)	1.40000 %	(5.010) %	09/29/05	LIBOR
	Total	$ 512,316				

As a result of hedge arrangements, the Company recognized a reduction (increase) in interest expense of $540,171, $692,168 and $(49,734) during the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company recognized a gain of $747,000 and $249,500 on the termination of interest rate swaps during 2002 and 2001, respectively. The impact on earnings due to ineffectiveness was immaterial.

NOTE 15 - Mandatory Redeemable Preferred Stock

On October 20, 1993, the Company issued 690,000 shares of Adjustable Rate Cumulative Preferred Stock, Series A, in a public offering at $25 per share less an underwriting discount of $1.0625 per share and other issuance costs amounting to $295,221. The preferred stock is redeemable, in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2001 to June 30, 2003 and from July 1, 2006 to June 30, 2008 at $25 per share plus accrued and unpaid dividends. Any shares of preferred stock not redeemed prior to July 1, 2008 are subject to mandatory redemption on that date by the Company at a price of $25 plus accrued dividends. Dividends on the preferred stock were paid quarterly at the annual rate of 7.625% through the dividend period ending June 30, 1998. The dividend rate was adjusted to an annual rate of 8.53% for the dividend period commencing July 1, 1998 and ending June 30, 2003. The next adjustment will be effective for the five year period commencing July 1, 2003. The adjusted dividend rate will reset at the five year treasury rate as of June 1 immediately preceding the adjustment date plus 300 basis points. The new dividend rate will be reflected in the October 1, 2003 dividend. As of December 31, 2002, the Company had repurchased 15,809 shares.

NOTE 16 - Retirement Plans

LMOD has a qualified defined contribution plan for eligible employees. LMOD's contribution to the plan is at the discretion of LMOD's Board of Directors. Contributions were $12,371, $9,849 and $10,832 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company provided a supplemental retirement benefit for an executive officer, which is included in the management fee expense, totaling $94,677, $74,527, and $63,680 for the years ended December 31, 2002, 2001 and 2000, respectively. These payments were made at the sole discretion of the independent members of the Board of Directors of the Company.

NOTE 17 - Stockholders' Equity

The Company has two stock option plans, the 1993 Stock Option Plan and the 1997 Stock Option Plan (the Plans). During 2000, the 1990 Stock Option Plan terminated. In accordance with the Plans' provisions, the exercise prices for stock options may not be less than the fair market value of the optioned stock at the date of grant. The exercise price of all options granted was equal to the market value of the stock on the date of the grant. Options may be exercised based on the vesting schedule outlined in each agreement. All of the options, except for the options granted under the 1997 Stock Option Plan, are "incentive stock options" as defined under Section 422 of the Code. Options granted under the 1997 Stock Option Plan are considered "non-qualified stock options" as defined by the Internal Revenue Code. All options must be exercised within ten years of the date of grant. There were no options granted in 2002, 2001 or 2000.

Activity is summarized in the following table:

	2002		2001		2000	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
OUTSTANDING - Beginning of Year	214,445	$ 10.37	214,445	$ 10.37	226,457	$ 10.21
Options						
Cancelled or forfeited	-	-	-	-	(12,012)	7.27
OUTSTANDING - End of Year	214,445	10.37	214,445	10.37	214,445	10.37
Exercisable at year end	212,245	10.34	211,145	10.34	210,045	10.34
Available for future grant at year end	105,555		105,555		105,555	
Total reserved shares	320,000		320,000		320,000	

NOTE 17 - Stockholders' Equity (cont.)

The following table summarizes information about Plan awards outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$ 9.50-13.50	214,445	4.1 years	$ 10.37	212,245	$ 10.34

The Company applies APB Opinion 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its stock option awards.

SFAS No. 123 encourages a "fair value" based method of accounting for stock-based compensation plans. Had compensation cost for the Company's plan been determined based upon the fair value at the grant dates as prescribed by SFAS No. 123, the Company's proforma net income and earnings per share would be the same as reported due to no options being granted in 2002, 2001 and 2000 and all proforma compensation being recognized in the year of granting.

A reconciliation of the numerators and the denominators of earnings per share and earnings per share assuming dilution are:

	Income	Shares	Per Share Amount
2002			
Earnings	$ 3,203,016	3,727,589	$ 0.86
Effect of options		-	
Earnings - assuming dilution	$ 3,203,016	3,727,589	$ 0.86
2001			
Earnings	$ 1,644,926	3,727,589	$ 0.44
Effect of options		-	
Earnings - assuming dilution	$ 1,644,926	3,727,589	$ 0.44
2000			
Earnings	$ 4,264,396	3,832,769	$ 1.11
Effect of options		-	
Earnings - assuming dilution	$ 4,264,396	3,832,769	$ 1.11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 18 - Income Taxes

Consumer Products:

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components at December 31:

	2002	2001	2000
Current Taxes (Benefit)			
Federal	$ (564,674)	$ (176,831)	$ 965,735
State	-	-	165,481
	(564,674)	(176,831)	1,131,216
Deferred Income Benefit			
Federal	(500,191)	(230,584)	(165,328)
State	(99,613)	(73,880)	(26,930)
	(599,804)	(304,464)	(192,258)
Total Provision for Income Taxes (Benefit)	$ (1,164,478)	$ (481,295)	$ 938,958

Tax expense is calculated on income (loss) before the elimination of intercompany expenses. A reconciliation of consumer products income before taxes to income subject to taxes is as follows:

	2002	2001	2000
Income (loss) before taxes	$ (331,459)	$ 61,431	$ 4,888,682
Less intercompany eliminations	(1,028,997)	(1,240,490)	(1,753,812)
Income subject to taxes	$ (1,360,456)	$ (1,179,059)	$ 3,134,870

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes for consumer products for the period, as summarized previously, is as follows:

	2002	2001	2000
Reconciliation of statutory to effective rates			
Federal income taxes at statutory rate	(34.0) %	(34.0) %	34.0 %
Adjustments for			
State taxes	(4.8)	(4.4)	4.4
Over (under) accrual of taxes	5.0	-	(5.4)
Other	1.0	(2.4)	(3.0)
Effective Income Taxes – Operations	(32.8)	(40.8)	30.0
Release of valuation allowance	(52.8)	-	-
Income Taxes – Operations	(85.6) %	(40.8) %	30.0 %

NOTE 18 - Income Taxes (cont.)

The net deferred tax assets in the accompanying consolidated balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

	2002	2001
Deferred Tax Assets:		
Depreciation	$ 14,556	$ 100,134
Accrued expenses and reserves	568,186	616,588
Net operating loss carryforwards	813,468	749,000
Deferred Tax Liabilities:		
Other	(79,684)	-
Valuation allowance	-	(749,000)
	$ 1,316,526	$ 716,722

The valuation allowance represents net operating loss carryforwards at License Products. The remaining valuation allowance of $718,000 was released during 2002. Management believes it is more likely than not that the balance of the deferred tax assets will be fully realized.

Financial Services:

The Company and its subsidiary, BMSBLC, qualify as a real estate investment trust under the Internal Revenue Code. Accordingly, they are not subject to income tax on taxable income that is distributed to shareholders. During 2002 and 2001, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on sale of real estate properties and pay the corresponding tax on the gains. Gains on sale of leased properties totaled $1,186,961 and $150,979 in 2002 and 2001, respectively, and the corresponding tax paid by the company was $406,173 and $64,970, respectively. There was no tax expense for year ending December 31, 2000.

NOTE 19 - Distributions

For the years ended December 31, 2002, 2001 and 2000, the Company's Board of Directors has declared the following common stock distributions:

	2002	2001	2000
Total common stock distributions	$ 2,439,928	$ 2,439,924	$ 2,517,199
Common stock distributions per share (tax basis)	$ 0.65	$ 0.65	$ 0.65
Distribution in cash	$ 0.65	$ 0.65	$ 0.65

NOTE 20 - Fair Value of Financial Instruments

The estimated fair values of financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 934,662	$ 934,662	$ 910,773	$ 910,773
Accounts receivable	$ 3,233,376	$ 3,233,376	$ 3,954,444	$ 3,954,444
Interest receivable	$ 268,091	$ 268,091	$ 431,284	$ 431,284
Rent receivable	$ 250,487	$ 250,487	$ 136,939	$ 136,939
Variable rate loans	$ 61,526,300	$ 61,526,300	$ 87,495,713	$ 87,495,713
Fixed rate loans	$ 12,074,584	$ 12,778,496	$ 12,344,622	$ 13,100,808
Interest rate swaps	$ 512,316	$ 512,316	$ 1,704,170	$ 1,704,170
FINANCIAL LIABILITIES				
Short-term borrowings	$ 55,994,618	$ 55,994,618	$ 74,406,903	$ 74,406,903
Accounts payable	$ 1,019,546	$ 1,019,546	$ 794,179	$ 794,179
Variable rate long-term debt	$ 18,736,701	$ 18,736,701	$ 22,355,590	$ 22,355,590
Fixed rate long-term debt				
Practicable to estimate fair value	$ 9,722,709	$ 10,528,037	$ 11,062,318	$ 11,237,480
Not practicable	$ 7,137,475	n/a	$ 15,034,835	n/a
Redeemable preferred stock	$ 16,854,775	$ 11,895,762	$ 16,854,775	$ 12,405,114

The estimated fair value of fee income on letters of credit at December 31, 2002 and 2001 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2002 and 2001.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to repay in a falling rate environment.

The Company has loan participations with repurchase options. The underlying loans have various maturities and principal reductions which makes it impracticable to measure the fair value.

NOTE 21 - Quarterly Financial Information (Unaudited)

	Quarters Ended (in thousands, except per share data)			
	3/31/02	6/30/02	9/30/02	12/31/02
Total revenues	$ 8,066	$ 8,242	$ 8,085	$ 9,699
Net operating income before income taxes and minority interest	$ 654	$ 1,620	$ 820	$ 873
Net income available to common shareholders	$ 401	$ 914	$ 756	$ 1,132
Basic earnings per share	$ 0.11	$ 0.25	$ 0.20	$ 0.30
Diluted earnings per share	$ 0.11	$ 0.25	$ 0.20	$ 0.30
	3/31/01	6/30/01	9/30/01	12/31/01
Total revenues	$ 10,168	$ 8,837	$ 9,329	$ 11,269
Net operating income before income taxes and minority interest	$ 1,108	$ 256	$ 888	$ 516
Net income available to common shareholders	$ 627	$ 240	$ 524	$ 254
Basic earnings per share	$ 0.17	$ 0.06	$ 0.14	$ 0.07
Diluted earnings per share	$ 0.17	$ 0.06	$ 0.14	$ 0.07
	3/31/00	6/30/00	9/30/00	12/31/00
Total revenues	$ 9,756	$ 8,786	$ 11,243	$ 13,449
Net operating income before income taxes and minority interest	$ 1,695	$ 870	$ 1,307	$ 2,832
Net income available to common shareholders	$ 1,048	$ 674	$ 667	$ 1,875
Basic earnings per share	$ 0.27	$ 0.18	$ 0.18	$ 0.48
Diluted earnings per share	$ 0.27	$ 0.18	$ 0.18	$ 0.48

NOTE 22 - The Middleton Doll Company (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31,	
	2002	2001
ASSETS		
Cash and cash equivalents	$ 105,605	$ 472
Interest receivable	769	29,162
Loans	3,952,527	7,058,689
Investment in BMSBLC	25,124,615	25,903,498
Investment in other subsidiaries	5,112,409	5,357,316
Property and equipment	73,404	141,340
Other assets	52,145	67,521
Interest rate swap contracts	127,371	370,825
TOTAL ASSETS	$ 34,548,845	$ 38,928,823
LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Note payable	$ 3,480,000	$ 7,375,000
Other liabilities	819	57,031
Total Liabilities	3,480,819	7,432,031
PREFERRED STOCK, net of treasury stock	16,854,775	16,854,775
SHAREHOLDERS' EQUITY	14,213,251	14,642,017
TOTAL LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS' EQUITY	$ 34,548,845	$ 38,928,823

NOTE 22 - The Middleton Doll Company (Parent Company Only) Financial Information (cont.)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
REVENUES			
Interest on loans	$ 342,365	$ 769,254	$ 1,189,589
Gain on termination of interest rate swaps	268,778	-	-
Equity in income of BMSBLC	4,714,137	3,737,054	3,335,879
Equity in income of other subsidiaries	(337,516)	(772,087)	2,077,986
Other income	53,350	58,017	60,907
Total Income	5,041,114	3,792,238	6,664,361
EXPENSES			
Interest expense	239,368	379,885	772,741
Depreciation expense	67,936	88,187	92,839
Other operating expenses	150,491	214,043	83,530
Minority interest in earnings of subsidiaries	(3,375)	(7,721)	20,780
Total Expenses	454,420	674,394	969,890
Net Income	4,586,694	3,117,844	5,694,471
Preferred Stock dividend	1,437,712	1,437,713	1,394,874
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	$ 3,148,982	$ 1,680,131	$ 4,299,597

NOTE 22 - The Middleton Doll Company (Parent Company Only) Financial Information (cont.)

CONDENSED STATEMENTS OF CASH FLOW

	Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 4,586,694	$ 3,117,844	$ 5,694,471
Adjustments to reconcile net income available for common shareholders to net cash flows from operating activities			
Depreciation	67,936	88,187	-
Equity in subsidiaries' earnings	(4,376,620)	(2,972,688)	(5,393,085)
Dividends from subsidiaries	4,544,620	3,674,368	5,744,036
Other	-	-	(422,802)
Net change in			
Interest receivable	28,393	33,103	-
Other assets	12,001	26,125	-
Other liabilities	(56,212)	40,123	-
Net Cash Flows from Operating Activities	4,806,812	4,007,062	5,622,620
CASH FLOWS FROM INVESTING ACTIVITIES			
Net principal payments received (loans made)	3,106,162	526,873	(2,529,476)
Net Cash Flows from Investing Activities	3,106,162	526,873	(2,529,476)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from (payments on) notes payable	(3,895,000)	(625,000)	3,000,000
Preferred stock dividend paid	(1,437,712)	(1,437,713)	(1,448,124)
Common stock dividend paid	(2,475,129)	(2,475,129)	(2,552,400)
Repurchase of common stock	-	-	(2,092,764)
Net Cash Flows from Financing Activities	(7,807,841)	(4,537,842)	(3,093,288)
Net Change in Cash and Cash Equivalents	105,133	(3,907)	(144)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	472	4,379	4,523
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 105,605	$ 472	$ 4,379

Schedule I
Condensed Financial Information of Registrant
(Refer to footnote 22 of the consolidated financial statements)

Schedule II
Valuation and Qualifying Accounts

Changes in the reserves deducted from assets in the consolidated balance sheet other than accumulated depreciation for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 are as follows:

	Balance at beginning of period	Charged to expense	Deductions	Balance at end of period
Allowance for loan and lease losses:				
Year ended:				
December 31, 2002	$ 150,000	-	-	$ 150,000
December 31, 2001	$ 150,000	-	-	$ 150,000
December 31, 2000	$ 150,000	-	-	$ 150,000
Allowance for doubtful accounts:				
Year ended:				
December 31, 2002	$ 326,389	479,984	(473,987)	$ 332,386
December 31, 2001	$ 120,639	390,845	(185,095)	$ 326,389
December 31, 2000	$ 129,280	15,400	(24,041)	$ 120,639
Allowance for obsolete inventory:				
Year ended:				
December 31, 2002	$ 283,340	184,583	(371,166)	$ 96,757
December 31, 2001	$ 189,811	372,401	(278,872)	$ 283,340
December 31, 2000	$ 235,568	305,823	(351,580)	$ 189,811
Deferred income taxes valuation allowance:				
Year ended:				
December 31, 2002	$ 749,000	(749,000)	-	$ -
December 31, 2001	$ 752,334	(3,334)	-	$ 749,000
December 31, 2000	$ 818,385	(66,051)	-	$ 752,334

Schedule IV
Mortgage Loans on Real Estate

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages as of 12/31/2002	Principal amount of loans subject to delinquent Principal or Interest (1)
Commercial							
First Mortgage	3.19% to 8.80%	1/1/03 to 1/1/2015	N/A	N/A	N/A	67,965,006	1,958,527
Second Mortgage	4.75% to 8.25%	2/1/03 to 1/1/2007	N/A	N/A	N/A	3,904,458	
Third Mortgage	4.25% to 9.75%	3/1/03 to 2/1/2005	N/A	N/A	N/A	1,093,396	
Total Commercial						72,962,860	
All others (2)	N/A	N/A	N/A	N/A	N/A	638,024	134,120
Total loans						$ 73,600,884	

(1) Delinquent is defined as ninety days or more past due.
(2) This category includes all non-mortgage loans on the balance sheet.

	For the Years Ended December 31,		
	2002	2001	2000
Loans on balance sheet,			
Beginning of period	$ 99,840,335	$ 112,041,270	$ 114,001,648
Additions during the period			
Loans made	9,363,644	26,047,051	83,420,989
Loans purchased	-	-	-
Deductions during period			
Principal collected on loans	35,603,095	38,247,986	85,381,367
Principal charged off	-	-	-
Loans on balance sheet, end of period	$ 73,600,884	$ 99,840,335	$ 112,041,270

Part III

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 10. Directors and Executive Officers of the Registrant

Pursuant to Instruction G, the information required by this item (with respect to directors of the registrant) is incorporated herein by reference from the Company's definitive Proxy Statement involving the election of directors. The information with respect to executive officers of the Company has been included in Part I hereof. The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the Company's year end.

Item 11. Executive Compensation

Pursuant to Instruction G, information required by this item is hereby incorporated by reference from the Company's definitive proxy statement for its 2003 annual meeting of shareholders under the caption "Board of Directors" and "Executive Compensation"; provided however, that the subsection entitled "Executive Compensation – Compensation Committee Report" shall not be deemed to be incorporated herein by reference. The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the Company's year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Pursuant to Instruction G information required by this item pursuant to Item 403 of Regulation S-K is hereby incorporated by reference from the Company's definitive proxy statement for its 2003 annual meeting of shareholders under the caption "Security Ownership of Certain Beneficial Owners and Management". The information required by this item pursuant to Item 201(d) of Regulation S-K is incorporated by reference from such proxy statement under the caption "Proposal No. 2 – Approval of The Middleton Doll Company 2003 Stock Option Plan – Equity Compensation Plan Information". The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the Company's year end.

Item 13. Certain Relationships and Related Transactions

Pursuant to Instruction G, information required by this item is hereby incorporated by reference from the Company's definitive proxy statement for its 2003 annual meeting of shareholders under the caption "Related Party Transactions". The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the Company's year end.

Item 14. Controls and Procedures

Evaluation of disclosure controls and procedures. During the prior ninety-day period, an evaluation was performed under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Exhibits

   Reference is made to the separate exhibit index contained on page 62 through 64 hereof.

2. Financial Statements and Financial Statement Schedules

   Reference is made to the separate index in Item 8 of this Annual Report on Form 10-K with respect to the financial statements and schedules filed herewith.

3. Reports on Form 8-K

   None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 28, 2003.

THE MIDDLETON DOLL COMPANY

By:/s/ George R. Schonath
George R. Schonath,
President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 28, 2003.

Signature	Title
/s/ George R. Schonath George R. Schonath	President and Chief Executive Officer, Director (Principal Financial Officer)
/s/ Susan J. Hauke Susan J. Hauke	Vice President Finance (Principal Accounting Officer)
/s/ Salvatore L. Bando Salvatore L. Bando	Director
/s/ Peter A. Fischer Peter A. Fischer	Director
/s/ David A. Geraldson, Sr. David A. Geraldson, Sr.	Director

I, George R. Schonath, Chief Executive Officer of the Company, certify that:

1. I have reviewed this report on Form 10-K of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and
   (c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ George R. Schonath
George R. Schonath
Chief Executive Officer

I, Susan J. Hauke, Chief Financial Officer of the Company, certify that:

1. I have reviewed this report on Form 10-K of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and
   (c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Susan J. Hauke
Susan J. Hauke
Vice President Finance and
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
3.2	Amendment to Articles of Incorporation, changing name to "The Middleton Doll Company" (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
3.3	By-laws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.1	Instruments defining the Rights of Security Holders (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.2	Amended and Restated Credit Agreement dated April 30, 1999, by and among Bando McGlocklin Small Business Lending Corporation, Firstar Bank Milwaukee, N.A., as agent, and the Financial Institutions parties thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1999).
4.3	First Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated February 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000).
4.4	Second Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated April 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.5	Third Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated June 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.6	Fourth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and Firstar Bank, N.A., as agent for the Lenders, dated June 29, 2001(incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
4.7	Fifth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.), as agent for the Lenders, dated June 28, 2002 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2002).
4.8	Sixth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Assiciation., as agent for the Lenders, dated February 24, 2003.
4.9	Credit Agreement dated April 30, 1998, between Bando McGlocklin Capital Corporation and Firstar Bank Milwaukee, N.A., (incorporated by reference to Exhibit 4.5 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).

Exhibit No.	Exhibit Description
4.10	First Amendment to Credit Agreement dated June 16, 1998, amends and supplements that certain Credit Agreement dated April 30, 1998, between Bando McGlocklin Capital Corporation and Firstar Bank Milwaukee, N.A., (incorporated by reference to Exhibit 4.6 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
4.11	Second Amendment to Credit Agreement dated April 30, 1999, amends and supplements that certain Credit Agreement dated April 30, 1998, between Bando McGlocklin Capital Corporation and Firstar Bank Milwaukee, N.A., (incorporated by reference to Exhibit 4.6 to the Company's Form 10-Q for the quarterly period ended June 30, 1999).
4.12	Third Amendment to Credit Agreement between Bando McGlocklin Capital Corporation and Firstar Bank, dated April 28, 2000 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.13	Fourth Amendment to Credit Agreement between Bando McGlocklin Capital Corporation and Firstar Bank, dated June 30, 2000 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.14	Fifth Amendment to Credit Agreement between The Middleton Doll Company (formerly Bando McGlocklin Capital Corporation) and Firstar Bank, dated June 29, 2001 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
4.15	Sixth Amendment to Credit Agreement between The Middleton Doll Company and US Bank National Association (formerly Firstar Bank), dated June 28, 2002 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2002).
4.16	Seventh Amendment to Credit Agreement between The Middleton Doll Company and US Bank National Association, dated January 30, 2003.
4.17	Loan Participation Certificate and Agreement dated May 1, 1997, by and between Bando McGlocklin Small Business Lending Corporation and Security Bank SSB (incorporated by reference to Exhibit 10 to the Company's Form 10-Q for the quarterly period ended June 30, 1997).
4.18	Master Note Purchase Agreement dated January 1, 1997, between the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.7 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.19	First Amendment to Master Note Purchase Agreement dated June 1, 1998, by and among the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
4.20	Third Amended and Restated Credit Agreement dated June 1, 1998, by and among State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
4.21	Trust Indenture between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, National Association, as trustee, dated March 1, 2000 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2000).

Exhibit No.	Exhibit Description
10.1*	Bando McGlocklin Capital Corporation 1993 Incentive Stock Option Plan (incorporated by reference to Exhibit (i)(6) to the Company's Pre-Effective Amendment No. 1 to Form N-2 Registration Statement, Registration No. 33-66258).
10.2*	Bando McGlocklin Capital Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
10.3	Amended and Restated Management Services and Allocation of Expenses Agreement, dated May 9, 2001, by and between InvestorsBank, The Middleton Doll Company and Bando McGlocklin Small Business Lending Corporation (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
21	List of subsidiaries of The Middleton Doll Company.
99.1	Chief Executive Officer Certification
99.2	Chief Financial Officer Certification

---

* Represents a management compensatory plan or arrangement.

Exhibit 21 **List of Subsidiaries**

Name of Subsidiary	*Jurisdiction of Incorporation*
Bando McGlocklin Small Business Lending Corporation	Wisconsin
Lee Middleton Original Dolls, Inc. (1)	Wisconsin
License Products, Inc. (2)	Wisconsin

(1) The registrant owns 99% of the common stock.
(2) Lee Middleton Original Dolls, Inc. owns 100% of the common stock.

Exhibit 99.1

Written Statement of the President and Chief Executive Officer
of The Middleton Doll Company
Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned President and Chief Executive Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-K of the Company for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2003

/s/ George R. Schonath
George R. Schonath
President and Chief Executive Officer

Exhibit 99.2

Written Statement of the Vice President - Finance and Chief Financial Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Vice President - Finance and Chief Financial Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-K of the Company for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2003

/s/ Susan J. Hauke
Susan J. Hauke
Vice President Finance and
Chief Financial Officer